UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                  to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2022 and 2021, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan.     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 27, 2023	/s/ KRISTEN ROBY DIMLOW
Kristen Roby Dimlow
Member of 401(k) Administrative Committee

Date: June 27, 2023	/s/ DANIEL GOFF
Daniel Goff
Member of 401(k) Administrative Committee

Date: June 27, 2023	/s/ ANITA MEHRA
Anita Mehra
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2022 and 2021	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2022 and 2021	3

Notes to Financial Statements	4

Supplemental Schedules:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2022	11

Supplemental Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2022	58

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the Microsoft Corporation Savings Plus 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the table of contents have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Seattle, Washington

June 27, 2023

We have served as the auditor of the Plan since 1987.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2022	2021

ASSETS
Cash	$8,857,659	$9,748,231
Investments, at fair value	39,323,107,029	47,805,902,852
Receivables:
Participant loans	219,986,462	188,454,373
Other receivables	50,716,489	16,686,328

Total receivables	270,702,951	205,140,701

Total assets	39,602,667,639	48,020,791,784

LIABILITIES
Operating payables	5,691,889	7,637,439
Other payables	10,919,183	7,994,361

Total liabilities	16,611,072	15,631,800

NET ASSETS AVAILABLE FOR BENEFITS	$39,586,056,567	$48,005,159,984

Refer to accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2022	2021

ADDITIONS
Net investment income (loss):
Interest and dividends	$88,115,559	$67,765,879
Net increase (decrease) in fair value of investments	(10,953,941,844)	7,734,352,436

Net investment income (loss)	(10,865,826,285)	7,802,118,315

Contributions:
Participant contributions	3,025,476,317	2,707,460,814
Employer contributions	1,007,242,056	870,172,034

Total contributions	4,032,718,373	3,577,632,848

Total additions (deductions)	(6,833,107,912)	11,379,751,163

DEDUCTIONS
Benefits paid to participants	1,596,403,218	1,812,250,297

NET INCREASE (DECREASE) IN NET ASSETS BEFORE TRANSFERS	(8,429,511,130)	9,567,500,866
Transfers in	10,407,713	94,180,771

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(8,419,103,417)	9,661,681,637

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	48,005,159,984	38,343,478,347

End of year	$39,586,056,567	$48,005,159,984

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

Plan Description

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc.; Undead Labs; LinkedIn Corporation; GitHub, Inc.; inXile Entertainment, Inc. (“inXile”) (effective July 9, 2021); and Double Fine Productions (“Double Fine”) (effective December 8, 2022). These entities represent Microsoft or wholly owned subsidiaries of Microsoft. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Fidelity Management Trust Company (“Fidelity”) is the trustee and third-party administrator for the Plan. The information below summarizes certain aspects of the Plan as in effect during 2022 and 2021, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation

Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as amounts earned with respect to any equity-based compensation program, award, or benefit, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or severance plan payments, unused accrued vacation payments, or bonuses or expense allowances which are not based upon performance as an employee.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax and/or Roth basis using eligible compensation each pay period, subject to statutory and regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also make additional catch-up contributions to the Plan on a pre-tax and/or Roth basis. During 2022 and 2021, the maximum annual 401(k) pre-tax and Roth contribution limit was $20,500 and $19,500, respectively, and the maximum annual catch-up contribution to the Plan was $6,500 for both years. Additionally, participants could contribute up to $30,250 for 2022 and $28,750 for 2021 on an after-tax basis. A participant’s aggregate contribution election (combined pre-tax, Roth, pre-tax catch-up, Roth catch-up, and after-tax) generally may not exceed 65 percent of his or her eligible compensation per pay period. Participants may elect to suspend or reinstate their contributions at any time. The Plan is required to return contributions received during the Plan year in excess of such limits.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans. Participants may also make rollover contributions to the plan from an individual retirement account or annuity described in Internal Revenue Code (“IRC”) Section 408(a), 408(b), 408(k), or 408(p) that is eligible to be rolled over and would otherwise be includible in gross income.

Participant contributions are recorded when withheld.

Employer Contributions

For all participating employers excluding inXile and Double Fine, the Company provides participants with a matching contribution on eligible pre-tax and/or Roth contributions of $0.50 for every $1.00 contributed. For inXile and Double Fine, the Company provides participants with a matching contribution on eligible pre-tax and/or Roth contributions of $0.25 for every $1.00 contributed. The matching contribution is provided for up to 50 percent, or 25 percent for inXile and Double Fine, of the maximum annual 401(k) pre-tax and Roth Internal Revenue Service (“IRS”) contribution limit (not including catch-up contributions). Participants do not receive a match on after-tax contributions.

Employer matching contributions are recorded when participant contributions are withheld.

Transfers

Double Fine was acquired by the Company in 2019 and the Double Fine Productions 401(k) Savings Plan assets merged into the Plan in December 2022. Metaswitch Networks Ltd. was acquired by the Company in 2020 and the Metaswitch Networks Corporation Profit Sharing and 401(k) Plan assets merged into the Plan in November 2021. Affirmed Networks Inc. was acquired by the Company in 2020 and the Affirmed Networks Inc. 401(k) Profit Sharing Plan and Trust assets merged into the Plan in October 2021. inXile was acquired by the Company in 2018 and the inXile Entertainment 401(k) Plan & Trust assets merged into the Plan in July 2021. The merged amounts are included as transfers in, on the statement of changes in net assets available for benefits, for the respective years ended December 31, 2022 and 2021.

Employee Stock Ownership Plan Feature

The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may have their Plan accounts invested in Microsoft Common Stock to the same extent as other participants. However, such participants that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on amounts they have invested in Microsoft Common Stock will automatically be reinvested in Microsoft Common Stock.

Effective January 1, 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested or received in cash.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of investment earnings, gains and losses, and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including mutual funds, common collective trusts, and separately managed accounts. Participants also have the option to direct their investments through a brokerage account.

Vesting

Participants are fully vested in Plan accounts at all times.

Coronavirus Aid, Relief, and Economic Security (“CARES”) Act

During April 2020, the Plan implemented distribution and loan relief provisions in accordance with the CARES Act, which was enacted in March 2020. The provisions enabled participants negatively impacted by COVID-19 to take a penalty-free distribution through December 30, 2020 and suspend outstanding scheduled loan payments until 2021, increased the maximum loan limit for loans taken as a result of COVID-19 through September 22, 2020, and suspended required minimum distributions for the 2020 calendar year, including 2020 payments that would have been required to be made by April 1, 2021, unless elected otherwise.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the amount necessary to meet the participant’s immediate financial need. Hardship withdrawals are further limited to contributions, and earnings thereon, to their pre-tax, pre-tax catch-up, Roth, and Roth catch-up accounts.

Active participants may also generally take a withdrawal at any time from their rollover and after-tax accounts within the Plan. After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash. Distributions may be made in installments.

Participants may also withdraw all, or any portion, of their pre-tax and Roth contributions during a leave of absence to perform qualified military service of at least 30 days, subject to a six-month suspension on future non-rollover contributions to the Plan, or if they elect a qualified reservist distribution. The distribution generally must be made in a single lump sum cash payment, except that distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

In-Plan Roth Conversions

Active and terminated participants may convert any Plan balances (other than outstanding loans) to a Roth account within the Plan.

Administrative Expenses

Plan administrative expenses are paid by the Company to the extent not paid or offset by the Plan. Participants are responsible for fees associated with certain transactions or services they utilize, such as loan originations and maintenance, domestic relations order qualifications, dividend check processing, overnight check fees, and professional management service fees. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, including systemic market disruptions and geopolitical events, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments and Income (Loss) Recognition

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

Receivables and Payables

As of December 31, 2022 and 2021, operating payables primarily consisted of accrued investment management expenses for the separately managed accounts. Other receivables and payables primarily consisted of unsettled trades. Other receivables also included accrued interest.

NOTE 2 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1—inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 non-derivative investments primarily include domestic and international equities, mutual funds, and U.S. government securities. The Plan’s Level 1 derivative assets include those actively traded on exchanges.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. The Plan’s Level 2 non-derivative investments consist primarily of mutual funds in the Plan’s separately managed accounts. These mutual funds are registered under the Investment Company Act of 1940 but are not registered under the Securities Act of 1933 and the prices are made available directly from the investment manager. The Plan’s Level 2 derivative assets and liabilities primarily include certain over-the-counter option and currency contracts.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2022 and 2021, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded. Brokerage account holdings include a variety of common stocks and mutual funds.

Common collective trusts are valued using the Net Asset Value (“NAV”) as a practical expedient and are not categorized in the fair value hierarchy. NAV is provided by the fund’s issuer and is based on the fair value of the underlying investments held by the fund less its liabilities. In the event the Plan were to initiate a full redemption of a common collective trust, the fund’s issuer reserves the right to temporarily delay withdrawal from the common collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The common collective trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods. The underlying portfolios of the common collective trusts are comprised of a mix of stocks, bonds, commodities, and cash.

Two of the common collective trusts, the State Street Short Term Investment Fund (“Fid Bank Trust St Inv Fund”) and the State Street Government Short Term Investment Fund (“SSBK Govt STIF Fund”), do not file as direct filing entities with the Department of Labor. The investment strategy of both of these funds is to provide safety of principal, daily liquidity, and a competitive yield over the long term. The Fid Bank Trust St Inv Fund invests primarily in short-term instruments such as certificates of deposit and commercial paper. The SSBK Govt STIF Fund invests primarily in repurchase agreements.

Financial Instruments Measured at Fair Value

December 31, 2022	Level 1	Level 2	Total

Mutual funds	$790,021,607	$0	$790,021,607
Microsoft Common Stock	3,272,302,023	0	3,272,302,023
Separately managed accounts:
Publicly-traded stock	4,221,176,485	0	4,221,176,485
Mutual funds	0	1,220,772,677	1,220,772,677
Other	0	58,612,749	58,612,749
Brokerage accounts	2,395,711,773	56,959,708	2,452,671,481

Total	$10,679,211,888	$1,336,345,134	12,015,557,022
Common collective trusts measured at NAV			26,885,468,752
Separately managed accounts:
Common collective trusts measured at NAV			422,081,255

Total Investments			$39,323,107,029

December 31, 2021	Level 1	Level 2	Total

Mutual funds	$783,069,968	$0	$783,069,968
Microsoft Common Stock	4,765,882,486	0	4,765,882,486
Separately managed accounts:
Publicly-traded stock	5,707,711,505	0	5,707,711,505
Mutual funds	0	1,403,399,778	1,403,399,778
Other	0	67,356,869	67,356,869
Brokerage accounts	3,079,314,216	50,921,944	3,130,236,160

Total	$14,335,978,175	$1,521,678,591	15,857,656,766

Common collective trusts measured at NAV			31,494,017,850

Separately managed accounts:
Common collective trusts measured at NAV			454,228,236

Total Investments			$47,805,902,852

NOTE 3 — DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates, to enhance investment returns for the Plan, and to facilitate Plan portfolio diversification. The Plan’s derivatives consisted of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values, and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2022 and 2021. These derivative instruments are primarily a component of the “Other” caption of separately managed accounts in Note 2 – Financial Instruments.

NOTE 4 — PARTICIPANT LOANS

Participant loans are available in $100 increments ranging from $1,000 to $50,000. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any)

of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. When determining the maximum loan amount available under the Plan, outstanding loan balances under any subsidiary and affiliate Microsoft retirement plans are considered in conjunction with the Plan. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years (or 30 years for certain acquired legacy loans) or be less than 12 months. The term of a General Loan may not exceed five years (or 15 years for certain acquired legacy loans) or be less than 12 months.

The interest rate for participant loans is one percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2022 was 3.25 percent to 9.00 percent, maturing at various dates through October 2046. The range of interest rates for outstanding General Loans as of December 31, 2022 was 4.25 percent to 8.00 percent, maturing at various dates through January 2028.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 60 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to establish a loan repayment schedule or pay off the loan in full during this 60-day window generally results in a default of the loan, which is taxable income to the participant, with a possible 10 percent early withdrawal penalty. Terminated employees who roll over their Plan account balance to an individual retirement account (“IRA”), Roth IRA, or other employer plan during this 60-day window may avoid such taxable income and 10 percent early withdrawal penalty if they pay off the outstanding loan balance to the rollover recipient IRA custodian or employer plan by the due date (including extensions) for filing their federal income tax return for the year in which the rollover occurred.

NOTE 5 — TAX STATUS

The IRS has determined and informed the Plan, by a letter dated October 7, 2022, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the IRC. The determination letter covered Plan amendments adopted from December 19, 2013 through December 15, 2021, and the trust agreement with Fidelity adopted on July 19, 2013. The Plan has been amended since the last date that was covered by the determination letter; however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

Exempt Party-In-Interest Transactions

Plan investments include common collective trusts that are managed by affiliates of Fidelity; therefore, these transactions qualify as party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. As of December 31, 2022 and 2021, the Plan held 13,644,825 shares of Microsoft Common Stock valued at $3,272,302,023 and 14,170,678 shares of Microsoft Common Stock valued at $4,765,882,486, respectively. During the years ended December 31, 2022 and 2021, the Plan recorded Microsoft Common Stock dividend income of $35,283,580 and $33,517,903, respectively.

Participant loans, which are secured by the vested balances in the participants’ accounts, also qualify as party-in-interest transactions.

Nonexempt Party-In-Interest Transactions

There were two instances in 2022 when the Plan, due to administrative errors, remitted some participants’ contributions to Fidelity later than required under Department of Labor Regulation Sec. 2510.3-102. Both late remittances were promptly discovered, funded, and self-corrected, and will be timely reported on IRS Form 5330, with payment of applicable excise taxes. The impacted participant accounts were credited by an amount representing investment income that would have been earned had the participant contributions been remitted on a timely basis. The aggregate amount of late contributions in 2022 totaled $209,867, of which $173,583 were remediated in 2022 and $36,284 were remediated in 2023, resulting in credits to participant accounts of $27 in 2023. There were no late contributions in 2021.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500:

December 31,	2022	2021

Net assets available for benefits per the financial statements	$39,586,056,567	$48,005,159,984
Benefits payable	(1,357,055)	(5,115,908)

Net assets per the Form 5500	$39,584,699,512	$48,000,044,076

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,	2022	2021

Benefits paid to participants per the financial statements	$1,596,403,218	$1,812,250,297
Increase (decrease) in benefits payable at year end	(3,758,853)	1,889,067

Benefits paid to participants per the Form 5500	$1,592,644,365	$1,814,139,364

Benefits payable are recorded on the Form 5500 for payments to participants who requested and were approved payment by December 31, but had not been paid as of that date.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
BROKERAGE ACCOUNTS

BrokerageLink *	2,452,671,481		$2,452,671,481

COMMON COLLECTIVE TRUSTS

BlackRock LifePath Index 2025	13,091,023		126,814,045
BlackRock LifePath Index 2030	176,116,022		1,699,484,388
BlackRock LifePath Index 2035	34,893,881		335,616,329
BlackRock LifePath Index 2040	312,864,625		2,999,777,309
BlackRock LifePath Index 2045	54,780,159		523,917,442
BlackRock LifePath Index 2050	323,941,599		3,094,938,037
BlackRock LifePath Index 2055	67,746,362		647,126,798
BlackRock LifePath Index 2060	108,632,755		1,037,681,805
BlackRock LifePath Index 2065	14,767,614		141,067,635
BlackRock LifePath Index Retirement	539,445,613		539,445,613
BlackRock Short-term Investment Fund	931,827,274		931,827,274
Fidelity Contrafund Pool Class 3 **	76,088,592		1,871,018,466
Fidelity Growth Company Pool Class 3 **	99,613,088		3,527,299,452
Vanguard Russell 1000 Growth Index Trust	6,969,195		1,789,480,212
Vanguard Russell 1000 Value Index Trust	7,692,167		1,524,972,041
Vanguard Russell 2000 Growth Index Trust	6,539,064		1,139,366,432
Vanguard S&P 500 Index Trust	33,567,943		4,955,635,474

EMPLOYER STOCK

Microsoft Common Stock **	13,644,825		3,272,302,023

MUTUAL FUNDS

PIMCO All Asset All Authority	4,411,496		28,012,998
PIMCO Inflation Response Multi-Asset Response	14,634,369		110,343,145
Vanguard Short-Term Bond Index Fund (Signal)	66,024,870		651,665,464

SEPARATELY MANAGED ACCOUNTS

Artisan Mid Cap Account
Currency
DANISH KRONE	1,691		243
Publicly-traded Stock
ADVANCED DRAINAGE SYSTEMS INC	73,233		5,862,904
AGILENT TECHNOLOGIES INC	269,668		39,530,347
APTIV PLC	112,224		10,239,830
ARGENX SE SPONSORED ADR	141,972		52,679,721
ARISTA NETWORKS INC	266,262		31,652,934
ARTHUR J GALLAGHAR AND CO	38,775		7,136,239
ASCENDIS PHARMA AS SPON ADR	492,824		58,941,892
ATLASSIAN CORP PLC CLS A	293,745		37,027,284
BENTLEY SYS INC CL B	305,279		11,031,229

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
BILL HOLDINGS INC	200,558		21,414,454
BIONTECH SE ADR	131,485		19,347,585
CATALENT INC	833,285		36,672,123
CERIDIAN HCM HLDG INC	183,652		11,544,113
CHIPOTLE MEXICAN GRILL INC	31,363		42,612,593
CNH INDUSTRIAL NV	1,419,384		22,330,386
COOPER COMPANIES INC	40,746		13,196,048
COSTAR GROUP INC	290,556		21,954,089
DATADOG INC CL A	286,500		20,562,728
DEXCOM INC	221,104		24,526,878
DOLLAR TREE INC	62,276		8,606,483
ENVISTA HOLDINGS CORP	476,036		15,701,129
ETSY INC	148,195		17,388,343
EXACT SCIENCES CORP	222,044		10,765,207
FIRST REPUBLIC BANK	186,030		22,210,430
FIVE BELOW INC	109,204		18,915,893
FORTIVE CORP	376,445		23,692,509
GENMAB AS	18,670		7,491,362
GLOBAL PAYMENTS INC	530,797		51,643,718
GLOBAL-E ONLINE LTD	445,352		8,933,694
HALOZYME THERAPEUTICS INC	227,499		12,675,215
HUBSPOT INC	199,999		56,645,771
INGERSOLL RAND INC	860,475		44,024,126
IRHYTHM TECHNOLOGIES INC	105,412		9,670,959
LATTICE SEMICONDUCTOR CORP	869,206		55,243,633
LPL FINL HLDGS INC	76,316		16,128,660
LULULEMON ATHLETICA INC	76,810		24,101,547
MARVELL TECHNOLOGY INC	197,619		7,169,166
MATCH GROUP INC	211,457		8,595,483
MONOLITHIC POWER SYS INC	72,658		25,124,698
MSCI INC	77,971		35,529,685
NASDAQ INC	755,512		45,405,319
ON SEMICONDUCTOR CORP	604,634		36,941,751
REPLIGEN	123,705		20,514,108
RYAN SPECIALTY HOLDINGS INC	411,347		16,726,205
SAIA INC	34,516		7,069,361
SHOPIFY INC CL A	315,653		10,728,132
SVB FINL GROUP	73,294		16,498,506
SYNOPSYS INC	118,848		37,168,868
TAKE-TWO INTERACTV SOFTWR INC	111,378		11,359,333
TELEDYNE TECHNOLOGIES INC	73,887		28,940,687
TRADEWEB MARKETS INC A	283,003		17,999,505
TREX CO INC	215,688		8,943,652
TYLER TECHNOLOGIES INC	74,395		23,458,229
VEEVA SYS INC CL A	419,262		66,467,581
VERISK ANALYTICS INC	47,152		8,147,252

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
WEST PHARMACEUTICAL SVCS INC	151,195		34,857,924
ZOOMINFO TECHNOLOGIES INC	707,586		20,870,415
ZSCALER INC	335,135		36,749,750
Common Collective Trusts
SSBK GOVT STIF FUND	69,182,646		69,182,646

Artisan Mid Cap Account Total			1,486,550,555

SMID Cap Value Account
Publicly-traded Stock
1 800 FLOWERS.COM INC CL A	10,982		104,988
1STDIBS.COM INC	4,468		22,697
2U INC	5,917		37,100
3D SYSTEMS CORP DEL	5,147		38,088
AAR CORP	13,561		608,889
AARON’S CO INC/THE	7,289		87,104
ABERCROMBIE & FITCH CO CL A	22,426		513,780
ABM INDUSTRIES INC	17,368		771,487
ABSCI CORP	7,135		14,984
ACACIA RESEARCH—ACACIA TECH	19,107		80,440
ACADEMY SPORTS & OUTDOORS INC	27,587		1,449,421
ACADIA HEALTHCARE CO INC	16,149		1,329,386
ACCO BRANDS CORP	43,876		245,267
ACCOLADE INC	9,895		77,082
ACI WORLDWIDE INC	48,944		1,125,712
ACME UNITED CORP	770		16,863
ACNB CORPORATION	2,411		95,982
ACTINIUM PHARMACEUTICALS INC	261		2,780
ACUSHNET HOLDINGS CORP	17,300		734,558
ADA-ES INC	6,360		15,455
ADAMS RESOURCES AND ENERGY INC	164		6,383
ADDUS HOMECARE CORP	7,935		789,453
ADEIA INC	15,783		149,623
ADICET BIO INC	13,770		123,104
ADIENT PLC	34,872		1,209,710
ADT INC	111,799		1,014,017
ADTALEM GLOBAL EDUCATION INC	79,350		2,816,925
ADTRAN HOLDINGS INC	9,929		186,566
ADVANCED ENERGY INDUSTRIES INC	3,270		280,501
ADVANSIX INC	13,728		521,939
AERSALE CORP	3,700		60,014
AFFILIATED MANAGERS GRP INC	32,879		5,209,020
AGCO CORP	10,499		1,456,106
AGILITI INC	11,850		193,274
AGIOS PHARMACEUTICALS INC	21,653		608,016
AGROFRESH SOLUTIONS INC	5,850		17,316
AIR LEASE CORP CL A	34,718		1,333,866

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
AIR TRANSPORT SERVICES GROUP	33,721		876,072
AIRGAIN INC	1,538		10,012
ALAMO GROUP INC	5,990		848,184
ALASKA AIR GROUP INC	25,379		1,089,774
ALBANY INTERNATIONAL CORP CL A	7,855		774,424
ALCOA CORP	45,108		2,051,061
ALDEYRA THERAPEUTICS INC	3,216		22,383
ALERISLIFE INC	1,796		988
ALERUS FINANCIAL CORP	5,184		121,046
ALEXION PHARMACEUTICALS INC (CVR) RT	65,534		1
ALICO INC	3,302		78,819
ALLEGIANT TRAVEL CO	5,679		386,115
ALLIED MOTION TECH INC	7,045		245,236
ALLOGENE THERAPEUTICS INC	9,944		62,548
ALLY FINANCIAL INC	23,612		577,313
ALPHA & OMEGA SEMICNDTR LTD	11,509		328,812
ALPHA METALLURGICAL RESOURCES INC	3,116		456,151
ALPINE IMMUNE SCIENCES INC	1,560		11,466
ALTA EQUIPMENT GROUP INC	12,274		161,894
ALTIMMUNE INC	3,426		56,358
ALTO INGREDIENTS INC	22,280		64,166
ALTRA INDUSTRIAL MOTION CORP	19,735		1,179,166
ALX ONCOLOGY HOLDINGS INC	1,205		13,580
AMALGAMATED FINANCIAL CORP	10,687		246,228
A-MARK PRECIOUS METALS INC	7,210		250,403
AMBAC FINANCIAL GROUP INC	12,223		213,169
AMC NETWORKS INC CL A	12,116		189,858
AMEDISYS INC	286		23,892
AMERANT BANCORP INC	10,625		285,175
AMERICAN AXLE & MFG HLDGS INC	54,851		428,935
AMERICAN EAGLE OUTFITTERS INC	53,766		750,573
AMERICAN EQY INVT LIFE HLD CO	30,267		1,380,781
AMERICAN NATL BANKSHARES INC	4,418		163,157
AMERICAN OUTDOOR BRANDS INC	5,171		51,813
AMERICAN PUBLIC EDUCATION INC	8,461		103,986
AMERICAN SUPERCONDUCTOR CORP	13,509		49,713
AMERICAN VANGUARD CORP	14,078		305,633
AMERICAN WELL CORP	20,486		57,975
AMERICAN WOODMARK	7,458		364,398
AMERICAS CAR MART INC	2,743		198,209
AMERIS BANCORP	22,764		1,073,095
AMES NATIONAL CORP	2,913		68,776
AMKOR TECHNOLOGY INC	76,817		1,842,072
AMMO INC	6,970		12,058
AMNEAL PHARMACEUTICALS INC	19,811		39,424
AMPCO-PITTSBURG CORP	4,928		12,369

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
AMPHASTAR PHARMACEUTICALS INC	12,523		350,894
AMTECH SYSTEMS INC	5,802		44,095
ANAPTYSBIO INC	12,296		381,053
ANDERSONS INC	12,382		433,246
ANGIODYNAMICS INC	16,901		232,727
ANI PHARMACEUTICALS INC	8,048		323,771
ANIKA THERAPEUTICS INC	6,658		197,077
ANTERO MIDSTREAM CORP	62,483		674,192
ANTERO RES CORP	52,392		1,623,628
ANYWHERE REAL ESTATE INC	39,782		254,207
API GROUP CORP	6,065		114,083
APOGEE ENTERPRISES INC	8,944		397,650
APPHARVEST INC	31,657		17,962
APPLIED INDUSTRIAL TECH INC	285		35,919
APPLIED OPTOELECTRONICS INC	1,108		2,094
ARC Document Solutions Inc	6,265		18,356
ARCBEST CORP	8,225		576,079
ARCH RESOURCES INC CL A	3,067		437,937
ARCHROCK INC	53,732		482,513
ARCONIC CORP	26,750		566,030
ARCOSA INC	48,846		2,654,292
ARCUS BIOSCIENCES INC	2,989		61,813
ARDMORE SHIPPING CORP	13,340		192,229
ARGAN INC	6,088		224,525
ARGO GROUP INTL	12,812		331,190
ARK RESTAURANTS CORP	298		4,935
ARMADA HOFFLER PROPERTIES INC	171,845		1,976,218
ARROW ELECTRONICS INC	23,923		2,501,628
ARROW FINANCIAL CORP	4,194		142,177
ARS PHARMACEUTICALS INC	5,456		46,540
ARTIVION INC	5,891		71,399
ASBURY AUTOMOTIVE GROUP INC	2,933		525,740
ASCENT INDUSTRIES CO	1,300		11,271
ASGN INC	1,831		149,190
ASHLAND INC	10,650		1,145,195
ASSEMBLY BIOSCIENCES INC	5,146		6,690
ASSETMARK FINANCIAL HOLDINGS INC	3,801		87,423
ASSOCIATED BANC CORP	54,898		1,267,595
ASSURED GUARANTY LTD	23,546		1,465,974
ASTEC INDUSTRIES INC	10,007		406,885
ASTRONICS CORP	10,947		112,754
ASTRONICS CORP CL B	1,109		11,035
ASURE SOFTWARE INC	7,074		66,071
ATARA BIOTHERAPEUTICS INC	5,396		17,699
ATHIRA PHARMA INC	2,256		7,152
ATLANTIC UN BANKSHARES CORP	26,781		941,084

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ATLANTICUS HOLDINGS CORP	2,860		74,932
ATLAS AIR WORLD	9,888		996,710
ATMOS ENERGY CORP	31,992		3,585,343
ATN INTERNATIONAL INC	7,253		328,633
ATYR PHARMA INC	1,787		3,914
AUTOLIV INC	1,679		128,578
AUTONATION INC	22,225		2,384,743
AVANOS MEDICAL INC	18,877		510,812
AVANTAX INC	11,225		286,574
AVANTOR INC	100,660		2,122,919
AVERY DENNISON CORP	14,455		2,616,355
AVIAT NETWORKS INC	3,786		118,085
AVIDITY BIOSCIENCES	7,760		172,194
AVIENT CORP	1,086		36,663
AVITA MEDICAL INC	3,992		26,347
AVNET INC	30,974		1,287,899
AWARE INC MASS	2,540		4,343
AXALTA COATING SYSTEMS LTD	149,211		3,800,404
AXCELIS TECHNOLOGIES INC	8,382		665,196
AXIS CAPITAL HOLDINGS LTD	16,250		880,263
AXOS FINANCIAL INC	9,399		359,230
AXT INC	18,540		81,205
AZEK CO INC	12,460		253,187
AZENTA INC	29,479		1,716,267
AZZ INC	7,313		293,983
B&G FOODS INC	2,434		27,139
BANC OF CALIFORNIA INC	19,917		317,278
BANCFIRST CORP	889		78,392
BANCORP INC DEL	9,938		282,040
BANK MARIN BANCORP	7,018		230,752
BANK OZK	35,352		1,416,201
BANKFINANCIAL CORP	4,728		49,786
BANKUNITED INC	29,414		999,194
BANKWELL FINANCIAL GROUP INC	2,189		64,422
BANNER CORP	12,008		758,906
BAR HARBOR BANKSHARES	5,795		185,672
BARNES & NOBLE EDUCATION INC	13,535		23,686
BARNES GROUP INC	19,348		790,366
BARRETT BUSINES SERVICES	1,159		108,112
BASSETT FURNITURE INDS INC	4,591		79,792
BAYCOM CORP	5,268		99,987
BCB BANCORP INC	7,256		130,535
BEACON ROOFING SUPPLY INC	16,890		891,623
BEAZER HOMES USA INC	11,712		149,445
BEL FUSE INC NV CL B	4,487		147,712
BELDEN INC	7,522		540,832

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
BELLRING BRANDS INC	17,320		444,085
BENCHMARK ELECTRONICS INC	14,792		394,798
BERKELEY LIGHTS INC	4,291		11,500
BERKSHIRE HILLS BANCORP INC	16,271		486,503
BERRY GLOBAL GROUP INC	20,889		1,262,322
BERRY PETROLEUM CORP	24,834		198,672
BGSF INC	3,387		51,889
BIG 5 SPORTING GOODS CORP	6,672		58,914
BIG LOTS INC	12,020		176,694
BIGLARI HLDGS INC CL A	16		11,112
BIGLARI HLDGS INC CL B	764		106,043
BIO RAD LABS CL A	2,194		922,555
BIOMEA FUSION INC	5,458		46,011
BIOVENTUS INC	1,608		4,197
BIOXCEL THERAPEUTICS INC	1,414		30,373
BJ’S RESTAURANTS INC	9,543		251,744
BLUE FOUNDRY BANCORP	8,873		114,018
BLUE RIDGE BANKSHARES INC	3,934		49,136
BLUEBIRD BIO INC	8,146		56,370
BLUELINX HOLDINGS INC	4,255		302,573
BM TECHNOLOGIES INC	962		5,012
BOISE CASCADE CO	11,976		822,392
BOK FINANCIAL COMMON NEW	44,954		4,665,776
BOOT BARN HOLDINGS INC	1,577		98,594
BORGWARNER INC	113,493		4,568,093
BOSTON OMAHA CORP	12,245		324,493
BOYD GAMING CORP	81,426		4,458,100
BRADY CORPORATION CL A	7,706		362,953
BREAD FINANCIAL HOLDINGS	18,678		703,413
BRIDGEWATER BANCSHARES INC	6,520		115,665
BRIGHTCOVE INC	4,254		22,248
BRIGHTHOUSE FINANCIAL INC	21,925		1,124,095
BRIGHTVIEW HOLDINGS INC	193,597		1,333,883
BRISTOW GROUP INC	8,315		225,586
BROADWIND INC	6,565		11,751
BROOKDALE SENIOR LIVING INC	83,451		227,821
BROOKLINE BANCORP INC	28,774		407,152
BRUNSWICK CORP	25,889		1,866,079
BUILD A BEAR WORKSHOP INC	6,195		147,689
BUILDERS FIRSTSOURCE	31,112		2,018,547
BUSINESS FIRST BANCSHARES INC	6,613		146,412
BWX TECHNOLOGIES INC	35,950		2,087,976
BYLINE BANCORP INC	14,598		335,316
C & F FINANCIAL CORP	556		32,398
C N A FINANCIAL CORP	4,524		191,275
C T S CORP	3,487		137,458

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
C4 THERAPEUTICS INC	8,053		47,513
CABOT CORP	1,897		126,795
CACI INTERNATIONAL INC	3,058		919,204
CADENCE BANK	161,758		3,988,952
CALAVO GROWERS INC	879		25,843
CALERES INC	6,818		151,905
CALIFORNIA RES CORP	6,336		275,679
CALLON PETROLEUM CO	10,817		401,203
CAL-MAINE FOODS INC	10,794		587,733
CAMBRIDGE BANCORP	1,026		85,220
CAMDEN NATIONAL CORP	5,368		223,792
CANNAE HOLDINGS INC	29,832		616,031
CANTALOUPE INC	4,602		20,019
CAPITAL BANCORP INC/MD	1,609		37,876
CAPITAL CITY BANK GROUP INC	6,046		196,495
CAPITOL FED FINL (2ND STEP CV)	50,961		440,813
CAPRI HOLDINGS LTD	11,001		630,577
CAPSTAR FINANCIAL HOLDINGS INC	9,298		164,203
CARA THERAPEUTICS INC	3,983		42,777
CARLISLE COS INC	17,836		4,203,053
CARLYLE GROUP INC (THE)	88,529		2,641,705
CARPENTER TECHNOLOGY CORP	18,009		665,252
CARRIAGE SERVICES INC	3,754		103,385
CARROLS RESTAURANT GROUP INC	19,107		25,986
CARS.COM INC	20,918		288,041
CARTER BANKSHARES INC	8,644		143,404
CASELLA WASTE SYS INC CL A	44,574		3,535,164
CASS INFORMATION SYSTEMS INC	2,496		114,367
CASTLE BIOSCIENCES INC	2,235		52,612
CATHAY GENERAL BANCORP	21,136		862,137
CATO CORP CL A	8,312		77,551
CAVCO INDUSTRIES INC	1,561		353,176
CBIZ INC	16,945		793,873
CBRE GROUP INC—CL A	25,181		1,937,930
CECO ENVIRONMENTAL CORP	15,768		184,170
CELANESE CORP	1,131		115,633
CENTRAL GARDEN & PET CO	4,317		161,672
CENTRAL GARDEN & PET CO CL A	12,140		434,612
CENTRAL PACIFIC FINANCIAL CORP	5,796		117,543
CENTRAL VALLEY CMNTY BANCORP	4,797		101,600
CENTURY ALUMINUM COMPANY	13,773		112,663
CENTURY CASINOS INC	4,644		32,647
CENTURY COMMUNITIES INC	10,694		534,807
CERENCE INC	2,128		39,432
CERTARA INC	3,449		55,425
CEVA INC	4,565		116,773

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
CHAMPIONX CORP	11,698		339,125
CHARLES & COLVARD LTD	8,040		6,553
CHARLES RIVER LABS INTL INC	3,980		867,242
CHASE CORP	1,722		148,540
CHEMUNG FINANCIAL CORP	774		35,503
CHICAGO RIVET & MACHINE CO	149		4,266
CHICOS FAS INC	25,747		126,675
CHINOOK THERAPEUTICS INC	9,841		257,834
CHORD ENERGY CORP	7,483		1,023,749
CHUYS HOLDINGS INC	8,556		242,135
CIRCOR INTERNATIONAL INC	3,429		82,159
CITI TRENDS INC	2,839		75,177
CITIZENS & NORTHERN CORP	5,334		121,935
CITY HOLDING CO	948		88,249
CIVEO CORP	5,747		178,732
CIVISTA BANCSHARES INC	6,814		149,976
CIVITAS RESOURCES INC	5,610		324,987
CLARIVATE PLC	42,744		356,485
CLEAN ENERGY FUELS CORP	67,913		353,148
CLEAN HARBORS INC	5,506		628,345
CLEANSPARK INC	2,213		4,515
CLEARWATER PAPER CORP	6,619		250,264
CLEVELAND-CLIFFS INC	42,387		682,855
CLIMB GLOBAL SOLUTIONS INC	1,029		32,444
CNB FINANCIAL CORP PA	7,514		178,758
CNX RESOURCES CORP	56,702		954,862
CODORUS VALLEY BANCORP INC	2,594		61,737
COEUR MINING INC	77,402		260,071
COGNYTE SOFTWARE LTD	1,306		4,062
COHERENT CORP	2,062		72,376
COHU INC	14,462		463,507
COLLEGIUM PHARMACEUTICAL INC	5,805		134,676
COLONY BANKCORP INC	2,743		34,809
COLUMBIA BANKING SYSTEMS INC	99,420		2,995,525
COLUMBUS MCKINNON CORP NY	11,833		384,218
COMERICA INC	13,873		927,410
COMFORT SYSTEMS USA INC	1,096		126,128
COMMERCIAL METALS CO	31,370		1,515,171
COMMERCIAL VEHICLE GROUP INC	12,135		82,639
COMMUNITY FINL CORP MD	907		36,189
COMMUNITY HEALTH SYS INC NEW	9,237		39,904
COMMUNITY TRUST BANCORP INC	7,154		328,583
COMPUTER PROGRAMS & SYSTEM INC	3,084		83,946
COMPUTER TASK GROUP INC	4,961		37,505
COMSCORE INC	35,300		40,948
COMSTOCK RESOURCES INC	53,318		730,990

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
COMTECH TELECOMMUNICATIONS NEW	11,848		143,835
CONCENTRIX CORP	37,275		4,963,539
CONCERT PHARMACEUTICALS INC	6,922		40,424
CONCRETE PUMPING HOLDINGS INC	14,990		87,692
CONDUENT INC	84,834		343,578
CONNECTONE BANCORP INC	14,755		357,219
CONNS INC	8,360		57,517
CONSENSUS CLOUD SOLUTION	728		39,137
CONSOL ENERGY INC—W/I	9,405		611,325
CONSOLIDATED COMM HLDGS INC	28,123		100,680
CONSTRUCTION PARTNERS INC CL A	670		17,882
CONSUMER PORTFOLIO SVCS INC	9,102		80,553
CONTAINER STORE GROUP INC	21,650		93,312
CONTEXTLOGIC INC	7,045		3,436
COOPER STANDARD HOLDING INC	6,976		63,203
COPA HOLDINGS SA CL A	2,767		230,131
CORE MOLDING TECH INC	1,116		14,497
COSTAMARE INC	48,220		447,482
COVENANT LOGISTICS GROUP INC	4,950		171,122
COWEN INC CL A	10,803		417,212
CPI AEROSTRUCTURES INC	1,488		4,762
CRA INTERNATIONAL INC	2,244		274,733
CROSS COUNTRY HEALTHCARE INC	6,512		173,024
CROSSFIRST BANKSHARES INC	17,836		221,345
CRYOPORT INC	1,484		25,747
CULLINAN ONCOLOGY INC	3,801		40,101
CULP INC	2,575		11,819
CUMULUS MEDIA INC	5,553		34,484
CURTISS WRIGHT CORPORATION	29,049		4,850,893
CUSHMAN & WAKEFIELD PLC	27,906		347,709
CUSTOMERS BANCORP INC	14,625		414,473
CVB FINANCIAL CORP	7,890		203,168
DAILY JOURNAL CORP	459		114,984
DAKTRONICS INC	20,132		56,772
DALLASNEWS CORP	1,217		4,673
DANA INC	58,056		878,387
DASEKE INC	8,595		48,906
DELEK US HOLDINGS INC	22,307		602,289
DELTA APPAREL INC	2,682		28,456
DELUXE CORP	11,720		199,006
DENTSPLY SIRONA INC	40,481		1,288,915
DESIGNER BRANDS INC	8,915		87,189
DHI GROUP INC	17,193		90,951
DHT HOLDINGS INC	54,199		481,287
DICKS SPORTING GOODS INC	1,971		237,092
DIGI INTERNATIONAL INC	12,276		448,688

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
DILLARDS INC CL A	4,164		1,345,805
DIME COMMUNITY BANCSHARES INC	14,415		458,829
DIODES INC	9,731		740,918
DISH NETWORK CORP A	3,192		44,816
DISTRIBUTION SOLUTIONS GROUP INC	119		4,386
DIXIE GROUP INC	200		160
DMC GLOBAL INC	1,792		34,836
DONEGAL GROUP INC CL A	11,922		169,292
DORIAN LPG LTD	14,203		269,147
DORMAN PRODUCTS INC	3,579		289,434
DOUGLAS ELLIMAN INC	19,882		80,920
DRIL-QUIP INC	11,469		311,613
DT MIDSTREAM INC	822		45,424
DUCOMMUN INC	5,306		265,088
DULUTH HOLDINGS INC CL B	8,903		55,021
DUN & BRADSTREET HOLDINGS IN	12,655		155,150
DXC TECHNOLOGY CO	56,601		1,499,927
DXP ENTERPRISES INC	8,441		232,550
DYCOM INDUSTRIES INC	7,560		707,616
DYNE THERAPEUTICS INC	4,091		47,415
EAGLE BANCORP INC MD	11,022		485,740
EAGLE BANCORP MONTANA INC	1,313		21,218
EAGLE BULK SHIPPING INC	6,169		308,080
EAGLE PHARMACEUTICALS INC	2,296		67,112
EARTHSTONE ENERGY INC	10,833		154,154
EASTERN BANKSHARES INC	9,364		161,529
EASTERN CO	1,017		19,608
EASTGROUP PPTYS INC	14,022		2,076,097
EASTMAN CHEMICAL CO	760		61,894
EBIX INC	9,999		199,580
ECHOSTAR CORP CL A	16,554		276,121
ECOVYST INC	32,218		285,451
EDGEWELL PERSONAL CARE CO	19,971		769,682
EDITAS MEDICINE INC	19,558		173,479
EHEALTH INC	243		1,176
EL POLLO LOCO HLDGS INC	16,367		163,015
ELANCO ANIMAL HEALTH INC	37,950		463,749
ELECTROMED INC	1,965		20,613
ELEMENT SOLUTIONS INC	141,646		2,576,541
ELEVATE CREDIT INC	7,704		13,482
EMCOR GROUP INC	32,547		4,820,536
EMCORE CORP	12,108		11,654
EMERGENT BIOSOL	11,738		138,626
EMPLOYERS HOLDINGS INC	8,367		360,869
ENCOMPASS HEALTH CORP	33,707		2,016,016
ENCORE CAP GROUP INC	10,526		504,616

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ENCORE WIRE CORPORATION	7,327		1,007,902
ENERPAC TOOL GROUP CORP CL A	3,628		92,333
ENERSYS INC	8,831		652,081
ENETI INC	6,422		64,541
ENHABIT HOME HEALTH & HOSPICE	2,307		30,360
ENLINK MIDSTREAM LLC	67,645		832,034
ENNIS INC	11,000		243,760
ENOVA INTL INC	12,085		463,701
ENOVIS CORP	15,551		832,290
ENPRO INDUSTRIES INC	7,544		819,957
ENSTAR GROUP LTD	4,334		1,001,327
ENTERPRISE BANCORP INC	27		953
ENTERPRISE FINL SVCS CORP	9,453		462,819
ENTRAVISION COMMUN CRP CL A	27,825		133,560
ENVISTA HOLDINGS CORP	104,066		3,503,902
ENZO BIOCHEM INC	7,444		10,645
EPLUS INC	10,668		472,379
EPSILON ENERGY LTD	3,889		25,784
EQUITRANS MIDSTREAM CORP	58,641		392,895
EQUITY BANCSHARES INC	7,137		233,166
ESAB CORP	10,571		495,991
ESCALADE	5,292		53,873
ESCO TECHNOLOGIES INC	7,586		664,078
ESPEY MFG.&ELECTRIC	135		1,917
ESSA BANCORP INC	1,688		35,229
ESSENT GROUP LTD	11,777		457,890
ETHAN ALLEN INTERIORS INC	10,802		285,389
EVANS BANCORP INC	1,090		40,755
EVEREST REINSURANCE GROUP LTD	5,115		1,694,446
EVOLUTION PETROLEUM CORP	3,832		28,932
EXPRO GROUP HOLDINGS NV	4,639		84,105
EYEPOINT PHARMACEUTICALS INC	3,022		10,577
EZCORP INC CL A NON VTG	24,899		202,927
F&G ANNUITIES & LIFE INC	646		12,926
FABRINET	5,306		680,335
FARMER BROTHERS CO	5,384		24,820
FARMERS & MERCHANTS BANCO/OH	739		20,086
FARMERS NATL BANC CORP	12,993		183,461
FARO TECHNOLOGIES INC	2,342		68,878
FASTLY INC CL A	3,387		27,740
FB FINANCIAL CORP	4,550		164,437
FEDERAL AGRI MTG NON VTG CL C	1,608		181,238
FEDERAL SIGNAL CORP	11,284		524,367
FERROGLOBE PLC	2,145		8,258
FG GROUP HOLDINGS INC	1,943		5,091
FIDELITY NATIONAL FINL INC	9,507		357,653

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
FIESTA RESTAURANT GROUP INC	9,544		70,148
FINANCIAL INSTITUTIONS INC	7,122		173,492
FIRST ADVANTAGE CORP	2,501		32,513
FIRST AMERICAN FINANCIAL CORP	61,252		3,205,930
FIRST BANCORP INC ME	2,493		74,640
FIRST BANCORP NC	11,934		511,253
FIRST BANCORP PUERTO RICO	46,111		586,532
FIRST BANCSHARES INC MISS	7,817		250,222
FIRST BANK/HAMILTON NJ	6,574		90,458
FIRST BUSEY CORP	16,889		417,496
FIRST BUSINESS FIN SVCS INC	2,857		104,423
FIRST CITIZENS BANCSHARES INC CL A	1,214		920,649
FIRST COMMONWEALTH FINL CORP	26,529		370,610
FIRST COMMUNITY BANKSHARES INC	6,930		234,927
FIRST FINANCIAL BANCORP	33,783		818,562
FIRST FINANCIAL INDIANA	3,137		144,553
FIRST FINANCIAL NORTWEST INC	2,243		33,600
FIRST FOUNDATION INC/OLD	13,724		196,665
FIRST HAWAIIAN INC	25,484		663,603
FIRST HORIZON CORP	117,972		2,890,314
FIRST INTERNET BANCORP	4,214		102,316
FIRST INTST BANCSYST INC CL A	19,654		759,627
FIRST MERCHANTS CORP	15,872		652,498
FIRST MID BANCSHARES INC	7,649		245,380
FIRST NORTHWEST BANCORP	870		13,363
FIRST OF LONG ISLAND CORP	11,090		199,620
FIRST SAVINGS FINANCIAL GRP	313		6,260
FIRST SOLAR INC	21,336		3,195,919
FIRST SOURCE CORP	4,450		236,251
FIRST VIRGINIA COMMUNITY BANK	670		12,777
FIRST WESTERN FINANCIAL INC	2,576		72,514
FIVE POINT HOLDINGS LLC CL A	21,671		50,493
FLEX LTD	85,457		1,833,907
FLEXIBLE SOLUTIONS INTL INC	2,381		7,381
FLEXSTEEL IND	2,095		32,263
FLOWSERVE CORP	1,868		57,310
FLUENT INC	20,123		21,934
FLUOR CORP	14,913		516,885
FLUSHING FINANCIAL CORP	13,317		258,083
FNB CORP PA	67,985		887,204
FONAR CORP	1,418		23,752
FOOT LOCKER INC	30,221		1,142,052
FORESTAR GROUP INC	17,900		275,839
FORMFACTOR INC	6,839		152,031
FORTITUDE GOLD CORP	2,396		13,202
FORTUNE BRANDS INNOVATIONS INC	1,706		97,430

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
FORUM ENERGY TECHNOLOGIES INC	2,570		75,815
FORWARD AIR CORP	30,918		3,242,989
FOSSIL INC	22,580		97,320
FOSTER L B CO CL A	3,687		35,690
FRANCHISE GROUP INC CL A	855		20,366
FRESH DEL MONTE PRODUCE INC	17,077		447,247
FRIEDMAN INDS INC	1,279		12,521
FRONTIER COMMUNICATIONS PARENT INC	8,570		218,364
FRP HOLDINGS INC	3,775		203,322
FS BANCORP INC	3,375		112,860
FULCRUM THERAPEUTICS INC	5,615		40,877
FULGENT GENETICS INC	9,096		270,879
FULL HOUSE RESORTS INC	1,389		10,445
FULLER H B CO	45,677		3,271,387
FULTON FINANCIAL CORP	59,915		1,008,369
FUNKO INC A	5,480		59,787
FUTUREFUEL CORP	18,876		153,462
GAIA INC CL A	2,458		5,850
GANNETT CO INC	50,775		103,073
GAP INC	75,468		851,279
GATES INDUSTRIAL CORP PLC	52,738		601,741
GATX CORP	9,676		1,028,946
GCM GROSVENOR INC—CLASS A	140,053		1,065,803
GENASYS INC	2,111		7,811
GENCO SHIPPING & TRADING LTD	16,532		253,932
GENCOR INDUSTRIES INC	1,918		19,372
GENERAC HOLDINGS INC	7,896		794,811
GENERATION BIO	12,747		50,096
GENESCO INC	5,773		265,673
GENIE ENERGY LTD B	7,583		78,408
GENTEX CORP	123,193		3,359,473
GENWORTH FINANCIAL INC A	139,315		736,976
GEOSPACE TECHNOLOGIES CORP	3,943		16,639
GERMAN AMERICAN BANCORP INC	3,392		126,522
GIBRALTAR INDUSTRIES INC	9,510		436,319
G-III APPAREL GROUP LTD	14,358		196,848
GLATFELTER CORP	12,114		33,677
GLOBAL INDEMNITY GROUP LLC-A	2,195		51,165
GLOBE LIFE INC	5,761		694,489
GMS INC	8,137		405,223
GOLD RESOURCE CORP	14,827		22,685
GOODYEAR TIRE & RUBBER CO	65,970		669,596
GOPRO INC A	46,832		233,223
GORMAN-RUPP CO	4,534		116,161
GRAHAM CORPORATION	2,260		21,741
GRAHAM HOLDINGS CO	1,381		834,414

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
GRANITE CONSTRUCTION INC	15,421		540,814
GRAPHIC PACKAGING HOLDING CO	22,005		489,611
GRAY TELEVISION INC	26,058		291,589
GREAT LAKES DREDGE & DOCK CORP	25,439		151,362
GREAT SOUTHERN BANCORP INC	4,193		249,442
GREEN BRICK PARTNERS INC	10,175		246,540
GREEN DOT CORP CLASS-A	14,169		224,154
GREEN PLAINS INC	9,332		284,626
GREENBRIER COMPANIES INC	11,992		402,092
GREENLIGHT CAPITAL RE LTD A	11,767		95,901
GREIF INC CL A	6,962		466,872
GREIF INC CL B	2,396		187,439
GRIFFON CORP	14,468		517,810
GRITSTONE BIO INC	7,088		24,454
GROCERY OUTLET HOLDING CORP	5,122		149,511
GROUP 1 AUTOMOTIVE INC	5,718		1,031,356
GSI TECHNOLOGY INC	8,099		14,011
GUARANTY BANCSHARES INC	1,586		54,939
GUESS INC	20,738		429,069
GULF ISLAND FABRICATION INC	4,272		21,915
HAIN CELESTIAL GROUP INC	9,032		146,138
HALLADOR PETROLEUM CO	10,182		101,718
HALLMARK FIN SERVICES INC	3,684		2,152
HAMILTON BEACH BRANDS HOLDING CO CLASS A	2,518		31,198
HANCOCK WHITNEY CORP	21,140		1,022,965
HANMI FINANCIAL CORPORATION	13,086		323,879
HANOVER INSURANCE GROUP INC	15,240		2,059,381
HARBORONE NORTHEAST BANCORP INC	23,370		324,843
HARLEY-DAVIDSON INC	9,761		406,058
HARMONIC INC	30,538		400,048
HARSCO CORP	25,347		159,433
HARVARD BIOSCIENCES INC	10,501		29,088
HASBRO INC	38,895		2,372,984
HAVERTY FURNITURE COS INC	6,402		191,420
HAWAIIAN HLDGS INC	16,252		166,746
HAWKINS INC	4,202		162,197
HAYNES INTL INC	5,378		245,721
HAYWARD HOLDINGS INC	9,895		93,013
HBT FINANCIAL INC	1,436		28,103
HEALTHSTREAM INC	9,621		238,986
HEARTLAND EXPRESS INC	17,472		268,020
HEARTLAND FINANCIAL USA INC	11,432		532,960
HECLA MINING CO	178,398		991,893
HEIDRICK & STRUGGLES INTL INC	8,506		237,913
HELIOS TECHNOLOGIES INC	2,370		129,023
HELIX ENERGY SOL GRP INC	51,788		382,195

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
HELMERICH & PAYNE INC	26,823		1,329,616
HERC HOLDINGS INC	3,387		445,628
HERITAGE COMMERCE CORP	26,304		341,952
HERITAGE CRYSTAL CLEAN INC	6,035		196,017
HERITAGE FINANCIAL CORP WASH	15,433		472,867
HERITAGE INSURANCE HOLDINGS INC	9,039		16,270
HESKA CORP	523		32,510
HF FOODS GROUP INC	1,576		6,399
HF SINCLAIR CORP	31,267		1,622,445
HIBBETT INC	4,898		334,142
HILLENBRAND INC	2,747		117,214
HILLTOP HLDGS I	16,669		500,237
HINGHAM INSTITUTION FOR SAVING	141		38,910
HNI CORP	6,772		192,528
HOME BANCORP INC	3,207		128,376
HOMESTREET INC	5,968		164,597
HOMETRUST BANCSHARES INC	2,220		53,657
HOMOLOGY MEDICINES INC	8,046		10,138
HONEST CO INC (THE)	16,955		51,035
HOOKER FURNISHINGS CORP	4,482		83,813
HOOKIPA PHARMA INC	595		482
HOPE BANCORP INC	45,097		577,693
HORACE MANN EDUCATORS CORP	15,086		563,764
HORIZON BANCORP INC INDIANA	19,792		298,463
HOSTESS BRANDS INC CL A	46,448		1,042,293
HOVNANIAN ENTERPRISES INC CL A	305		12,834
HOWARD HUGHES CORP	17,360		1,326,651
HUB GROUP INC CL A	7,287		579,244
HUDSON GLOBAL INC	195		4,413
HUDSON TECHNOLOGIES INC	11,280		114,154
HUNTINGTON BANCSHARES INC	106,415		1,500,452
HUNTSMAN CORP	55,505		1,525,277
HURCO INC	1,597		41,730
HURON CONSULTING GROUP INC	6,550		475,530
HYSTER-YALE MATERIALS HANDLING	4,568		115,616
ICF INTERNATIONAL INC	38,179		3,781,630
ICHOR HOLDINGS LTD	12,584		337,503
ICU MEDICAL INC	15,095		2,377,161
IDEAYA BIOSCIENCES	12,015		218,313
IDENTIV INC	1,151		8,333
IES HOLDINGS INC	3,761		133,779
IHEARTMEDIA INC	1,002		6,142
IMAX CORPORATION	8,910		130,621
IMMERSION CORP	1,666		11,712
IMMUNIC INC	1,352		1,893
IMMUNOVANT INC	29,610		525,578

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
INDEPENDENCE CONTRACT DRILLING	414		1,354
INDEPENDENT BANK CORP	9,334		223,269
INDEPENDENT BANK CORP MASS	52,517		4,434,010
INDEPENDENT BANK GROUP INC	15,542		933,763
INFORMATION SVCS GROUP INC	8,106		37,288
INGLES MARKETS INC-CL A	5,245		505,933
INGREDION INC	10,970		1,074,292
INNOSPEC INC	4,659		479,225
INNOVIVA INC	23,803		315,390
INOGEN INC	10,775		212,375
INOVIO PHARMACEUTICALS INC	4,757		7,421
INSIGHT ENTERPRISES INC	4,829		484,204
INSTEEL INDUSTRIES INC	8,850		243,552
INTEGER HOLDINGS CORP	39,097		2,676,581
INTERDIGITAL INC	3,553		175,802
INTERFACE INC	14,481		142,927
INTERNATIONAL BANCSHARES CORP	21,195		969,883
INTERNATIONAL SEAWAYS INC	15,653		579,474
INTERPUBLIC GROUP OF COS INC	164,487		5,479,062
INTEST CORP	3,736		38,481
INTEVAC INC	8,417		54,458
INTREPID POTASH INC	6,031		174,115
INVESCO LTD	119,347		2,147,053
INVESTAR HOLDING CORP	2,585		55,655
INVESTORS TITLE CO	486		71,709
IPG PHOTONICS CORP	595		56,329
IROBOT CORP	4,046		194,734
ISSUER DIRECT CORP	75		1,878
ITEOS THERAPEUTICS INC	2,158		42,146
ITERIS INC	14,016		43,590
ITRON INC	5,924		300,051
J&J SNACKS FOOD CORP	1,373		205,552
JABIL INC	7,008		477,946
JACKSON FINANCIAL INC	7,122		247,774
JACOBS SOLUTIONS INC	23,010		2,762,811
JAMES RIVER GROUP HOLDINGS LTD	10,187		213,010
JANUS HENDERSON GROUP PLC	99,007		2,328,645
JEFFERIES FINANCIAL GROUP INC	49,149		1,684,828
JELD-WEN HOLDING INC	16,522		159,437
JETBLUE AIRWAYS CORP	108,560		703,469
JM SMUCKER CO/THE	13,464		2,133,505
JOHNSON OUTDOORS INC CL A	3,826		252,975
JONES LANG LASALLE INC	29,622		4,720,858
JOUNCE THERAPEUTICS INC	16,089		17,859
JUNIPER NETWORKS INC	34,611		1,106,168
KADANT INC	363		64,480

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
KALVISTA PHARMACEUTICALS INC	9,761		65,984
KAMAN CORP	11,173		249,158
KAR AUCTION SERVICES INC	30,121		393,079
KB HOME	15,477		492,942
KEARNY FINANCIAL CORP	30,483		309,402
KELLY SERVICES INC CL A	16,088		271,887
KEMPER CORP	22,322		1,098,242
KEMPHARM INC	10,285		47,208
KENNAMETAL INC	128,255		3,085,815
KENNEDY-WILSON HOLDINGS INC	22,406		352,446
KEWAUNEE SCIENTIFIC CORP	239		3,716
KIMBALL ELECTRONICS INC	10,521		237,669
KIMBALL INTL INC CL B	15,042		97,773
KINGSTONE COS INC	617		833
KIRBY CORP	11,150		717,503
KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC	40,250		2,109,503
KNOWLES CORP	38,076		625,208
KODIAK SCIENCES INC	12,850		92,006
KOHLS CORP	31,216		788,204
KOPPERS HLDGS INC	9,583		270,241
KORN FERRY	11,312		572,613
KRATOS DEFENSE & SEC SOLTN INC	10,395		107,276
KRONOS WORLDWIDE INC	19,076		179,314
KULICKE & SOFFA INDUSTRIES INC	23,637		1,046,174
KURA ONCOLOGY INC	7,603		94,353
KVH INDUSTRIES INC	8,126		83,048
KYNDRYL HOLDINGS INC	22,525		250,478
LA Z BOY INC	85,571		1,952,730
LABORATORY CORP OF AMER HLDGS	10,479		2,467,595
LAKELAND BANCORP INC	23,825		419,558
LAKELAND INDUSTRIES INC	2,673		35,551
LANCASTER COLONY CORP	13,376		2,639,085
LANDMARK BANCORP INC	400		9,052
LANDS END INC	11,310		85,843
LAUREATE EDUCATION INC CL A	31,587		303,867
LAZARD LTD CL A	117,427		4,071,194
LAZYDAYS HOLDINGS INC	2,950		35,223
LCI INDUSTRIES	2,074		191,741
LCNB CORPORATION	3,694		66,492
LEAR CORP NEW	5,344		662,763
LEE ENTERPRISES INC	1,267		23,516
LEGACY HOUSING CORP	6,220		117,931
LEGGETT & PLATT INC	3,240		104,425
LENDINGCLUB CORP	32,968		290,118
LENSAR INC	2,985		8,836
LGI HOMES INC	8,462		783,581

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
LHC GROUP INC	315		50,932
LIBERTY ENERGY INC CL A	26,914		430,893
LIBERTY LATIN AMERICA LTD CL A	17,446		131,368
LIBERTY LATIN AMERICA LTD CL C	54,662		415,431
LIFE STORAGE INC	16,177		1,593,435
LIFECORE BIOMEDICAL	8,672		56,195
LIFESTANCE HEALTH GROUP INC	15,371		75,933
LIFETIME BRANDS INC	8,755		66,450
LIGAND PHARMACEUTICALS	1,799		120,173
LIGHTPATH TECHNOLOGIES CL A	2,899		3,537
LIMBACH HOLDINGS INC	900		9,369
LIMONEIRA CO	7,365		89,927
LINCOLN EDUCATIONAL SERVICES	11,220		64,964
LINCOLN NATIONAL CORP	35,698		1,096,643
LIONS GATE ENTERMENT CORP A	28,396		162,141
LIONS GATE ENTERTAINMENT CORP B	49,786		270,338
LITHIA MOTORS INC CL A	4,861		995,241
LITTELFUSE INC	10,349		2,278,850
LIVANOVA PLC	3,033		168,453
LIVE OAK BANCSHARES INC	1,535		46,357
LIVERAMP HOLDINGS INC	13,374		313,487
LL FLOORING HOLDINGS INC	12,990		73,004
LORDSTOWN MOTORS CORP CL A	2,687		3,063
LOVESAC	1,597		35,150
LSB INDUSTRIES INC	4,549		60,502
LSI INDUSTRIES INC	11,035		135,068
LUMEN TECHNOLOGIES INC	61,364		320,320
LUMOS PHARMA INC	219		791
LUNA INNOVATIONS INC	9,151		80,437
LUTHER BURBANK CORP	15,311		170,105
LUXFER HOLDINGS PLC	2,647		36,317
M D C HOLDINGS INC	25,864		817,302
M/I HOMES INC	9,481		437,833
MACATAWA BK CORP	12,358		136,309
MACYS INC	50,768		1,048,359
MADISON SQUARE GARDEN ENTERTAINMENT CORP	102,627		4,615,136
MADISON SQUARE GARDEN SPORTS CORP	15,691		2,876,631
MAGNACHIP SEMICONDUCTOR	15,205		142,775
MAGNITE INC	10,318		109,268
MAGNOLIA OIL & GAS CORPO CL A	132,658		3,110,830
MAIDEN HLDGS LTD	19,931		42,054
MAINSTREET BANCSHARES INC	500		13,745
MALIBU BOATS INC CL A	417		22,226
MAMMOTH ENERGY SERVICES INC	9,899		85,626
MANCHESTER UNITED PLC	108,635		2,534,455
MANITOWOC CO INC	16,780		153,705

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
MANNATECH INC	149		2,667
MANPOWERGROUP INC	7,392		615,088
MARCHEX INC	648		1,017
MARCUS &MILLICHAP CO INC	8,009		275,910
MARCUS CORP	10,687		153,786
MARINEMAX INC	9,146		285,538
MARRIOTT VACATIONS WORLD	4,080		549,127
MARTEN TRANSPORT LTD	21,478		424,835
MASCO CORPORATION	41,415		1,932,838
MASONITE WORLDWIDE HOLDINGS	3,593		289,632
MASTEC INC	14,601		1,245,903
MASTERBRAND INC	1,706		12,880
MATADOR RESOURCES COMPANY	105,990		6,066,868
MATERION CORP	6,245		546,500
MATIV INC	16,870		352,583
MATRIX SERVICE CO	10,391		64,632
MATSON INC	12,828		801,878
MATTEL INC	167,114		3,143,693
MATTHEWS INTL CORP CL A	13,706		417,211
MAXAR TECHNOLOGIES INC	22,081		1,142,471
MAXIMUS INC	2,034		149,153
MAYVILLE ENGINEERING CO INC	5,672		71,808
MCEWEN MINING INC	1,191		6,979
MCGRATH RENTCORP	5,719		564,694
MDU RESOURCES GROUP INC	28,966		878,828
MERCANTILE BANK CORP	6,856		229,539
MERCER INTERNATIONAL INC	25,553		297,437
MERCHANTS BANCORP	4,946		120,287
MERCURY GENERAL CORP	14,767		505,031
MERCURY SYSTEMS INC	5,200		232,648
MERIDIAN BIOSCIENCE INC	8,055		267,507
MERIDIAN CORP	400		12,116
MERIT MEDICAL SYSTEMS INC	641		45,267
MERITAGE HOMES CORP	7,496		691,131
MESA AIR GROUP INC	12,518		19,153
MESA LABORATORIES INC	711		118,175
METHODE ELECTRONICS INC	10,037		445,342
METROCITY BANKSHARES INC	546		11,810
METROPOLITAN BANK HOLDING CORP	4,524		265,423
MGIC INVESTMENT CORP	53,205		691,665
MGP INGREDIENTS INC	1,398		148,719
MID AMERICA APT CMNTY INC	12,947		2,032,550
MID PENN BANCORP INC	5,004		149,970
MIDLAND STATES BANCORP INC	10,041		267,291
MIDWESTONE FINANCIAL GRP INC	6,694		212,535
MILLER INDUSTRIES INC TENN	5,509		146,870

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
MILLERKNOLL INC	4,832		101,520
MINERALS TECHNOLOGIES INC	12,485		758,089
MISTRAS GROUP INC	9,530		46,983
MODINE MANUFACTURING CO	23,133		459,421
MOHAWK INDUSTRIES INC	44,382		4,536,728
MOLSON COORS BEVERAGE CO B	39,397		2,029,733
MONARCH CASINO & RESORT INC	902		69,355
MONITRONICS INTERNATIONAL INC	763		114
MONRO INC	4,423		199,920
MOOG INC CL A	7,268		637,840
MOTORCAR PARTS OF AMERICA INC	8,598		101,972
MOVADO GROUP INC	7,006		225,944
MR COOPER GROUP INC	18,745		752,237
MRC GLOBAL INC	19,462		225,370
MUELLER INDUSTRIES INC	9,121		538,139
MUELLER WATER PRODUCTS INC A	22,603		243,208
MURPHY OIL CORP	41,184		1,771,324
MVB FINANCIAL CORP	1,291		28,428
MYERS INDUSTRIES	3,924		87,231
MYR GROUP INC/DELAWARE	4,316		397,374
MYRIAD GENETICS INC	29,307		425,245
N-ABLE INC	998		10,259
NABORS INDUSTRIES LTD	1,253		194,052
NACCO INDUSTRIES INC CL A	1,747		66,386
NATIONAL BANKSHARES INC VA	1,085		43,726
NATIONAL BK HLDGS CORP	6,756		284,225
NATIONAL ENERGY SERVICES REUNITED CORP	24,411		169,412
NATIONAL HEALTHCARE CORP	6,241		371,340
NATIONAL PRESTO INDS	2,854		195,385
NATIONAL VISION HOLDINGS INC	2,057		79,729
NATIONAL WESTERN LIFE GROUP INC- A	1,501		421,781
NATURAL ALTERNATIVES INTL INC	743		6,234
NATURAL GAS SERVICES GROUP	4,845		55,524
NATURAL GROCERS VIT GROC INC	7,660		70,012
NATURES SUNSHINE PRODUCTS INC	7,569		62,974
NAUTILUS INC	4,510		6,900
NAVIENT CORP	57,894		952,356
NBT BANCORP INC	8,500		369,070
NCR CORP	96,346		2,255,460
NEKTAR THERAPEUTICS	43,549		98,421
NELNET INC CL A	9,984		906,048
NEOGEN CORP	1,697		25,845
NEOGENOMICS INC	1,545		14,276
NETGEAR INC	12,387		224,329
NETSCOUT SYSTEMS INC	27,390		890,449
NETWORK-1 TECHNOLOGIES INC	2,182		4,800

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
NEURONETICS INC	2,246		15,430
NEW JERSEY RESOURCES CORP	13,202		655,083
NEW YORK COMMUNITY BANCORP INC	165,227		1,420,952
NEWELL BRANDS INC	20,607		269,540
NEWMARK GROUP INC CL A	14,415		114,888
NEWPARK RESOURCES INC	36,317		150,716
NEWS CORP NEW CL A	86,286		1,570,405
NEWS CORP NEW CL B	42,942		791,850
NEXA RESOURCES SA	6,444		38,857
NEXSTAR MEDIA GROUP INC	9,117		1,595,749
NEXTCURE INC	9,481		13,368
NEXTGEN HEALTHCARE INC	12,189		228,909
NEXTIER OILFIELD SOLUTIONS INC	38,111		352,146
NICOLET BANKSHARES INC	3,258		259,956
NKARTA INC	862		5,163
NL INDUSTRIES	3,712		25,279
NLIGHT INC	3,530		35,794
NMI HOLDINGS INC A	31,972		668,215
NN INC	15,303		22,955
NOBLE CORP PLC	4,411		166,339
NORDIC AMERICAN TANKER LTD	36,167		110,671
NORTHEAST BANK	2,842		119,648
NORTHERN TRUST CORP	28,702		2,539,840
NORTHFIELD BANCORP INC NEW	22,238		349,804
NORTHRIM BANCORP INC	1,647		89,877
NORTHWEST BANCSHARES INC	46,809		654,390
NORTHWEST PIPE CO	4,327		145,820
NOV INC	19,363		404,493
NOW INC	38,446		488,264
NRG ENERGY INC	16,029		510,043
NU SKIN ENTERPRISES INC CL A	8,187		345,164
NURIX THERAPEUTICS INC	1,093		12,001
NUVASIVE INC	5,539		228,428
NUVATION BIO INC	11,913		22,873
NV5 GLOBAL INC	2,964		392,196
NVENT ELECTRIC PLC	17,969		691,267
OCEANEERING INTERNATIONAL INC	24,904		435,571
OCEANFIRST FINANCIAL CORP	21,359		453,879
OCWEN FINANCIAL CORP	3,188		97,489
ODP CORP/THE	15,814		720,170
OFG BANCORP	12,416		342,185
OIL STATES INTERNATIONAL INC	23,623		176,228
OIL-DRI CORP OF AMERICA	1,800		60,372
OLD NATIONAL BANCORP (IND)	70,465		1,266,961
OLD REPUBLIC INTL CORP	63,276		1,528,115
OLD SECOND BANCORP	5,905		94,716

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
OLIN CORP	23,004		1,217,832
OLLIES BARGAIN OUTLET HOLDINGS INC	3,015		141,223
OLYMPIC STEEL INC	4,949		166,187
OMNIAB INC	17,236		62,050
OMNIAB INC—12.5 EARNOUT	682		2,128
OMNIAB INC—15.00 EARNOUT	682		2,012
ON24 INC	12,231		105,554
ONE GAS INC	18,336		1,388,402
ONEMAIN HOLDINGS INC	7,865		261,983
ONESPAN INC	3,636		40,687
ONEWATER MARINE CL A	1,728		49,421
ONTO INNOVATION INC	5,978		407,042
OP BANCORP	4,301		47,999
OPKO HEALTH INC	151,948		189,935
OPORTUN FIN CORP	6,643		36,603
OPPENHEIMER HLDGS CL A NON-VTG	2,442		103,370
ORASURE TECHNOLOGIES INC	27,157		130,897
ORGANOGENESIS HOLDINGS INC CL A	18,123		48,751
ORGANON & CO	6,101		170,401
ORGENESIS INC	1,266		2,469
ORIGIN BANCORP INC	3,108		114,064
ORION ENGINEERED CARBONS SA	2,773		49,387
ORION GROUP HOLDINGS INC	10,871		25,873
ORMAT TECHNOLOGIES INC	6,045		522,772
ORRSTOWN FINANCIAL SERVICES	4,448		103,016
ORTHOFIX MEDICAL INC	8,474		173,971
ORTHOPEDIATRICS CORP	296		11,760
OSCAR HEALTH INC	37,001		91,022
OSHKOSH CORP	7,194		634,439
OSI SYSTEMS INC	3,673		292,077
OVERSEAS SHIPHLDG GRP INC NEW	28,647		82,790
OWENS AND MINOR INC	15,137		295,626
OWENS CORNING INC	6,409		546,688
OXFORD INDUSTRIES	3,228		300,785
PACIFIC PREMIER BANCORP INC	31,716		1,000,957
PACTIV EVERGREEN INC	5,515		62,650
PACWEST BANCORP	34,136		783,421
PAM TRANSPORTAION	2,265		58,664
PANGAEA LOGISTICS SOLUTIONS LTD	16,057		82,694
PARAMOUNT GLOBAL CL B	195,961		3,508,339
PARK AEROSPACE CORP	6,727		90,209
PARK NATIONAL CORP	428		60,241
PARK OHIO HLDGS CORP	5,102		62,397
PARKE BANCORP INC	3,042		63,091
PARSONS CORP	11,813		546,351
PATHWARD FINANCIAL INC	5,750		247,538

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
PATRICK INDUSTRIES INC	7,239		438,683
PATRIOT TRANSPORTATION HOLDING INC	126		896
PATTERSON COMPANIES INC	17,996		504,428
PATTERSON-UTI ENERGY INC	47,549		800,725
PAYA HOLDINGS INC	717		5,643
PBF ENERGY INC CL A	29,839		1,216,834
PC CONNECTION INC	7,268		340,869
PCB BANCORP	4,644		82,152
PCSB FINANCIAL CORP	6,798		129,434
PCTEL INC	6,376		27,417
PDC ENERGY INC	21,909		1,390,783
PDL BIOPHARMA INC	62,577		78,847
PEABODY ENERGY CORP	40,839		1,078,966
PEAPACK GLADSTONE FINL CORP	8,048		299,547
PEBBLEBROOK HOTEL TRUST	103,894		1,391,141
PEDIATRIX MEDICAL GROUP INC	23,255		345,569
PENN ENTERTAINMENT INC	5,253		156,014
PENNANT GROUP INC	1,895		20,807
PENNS WOODS BANCORP INC	1,124		29,921
PENNYMAC FINANCIAL SERVICES INC	14,903		844,404
PENSKE AUTOMOTIVE GROUP INC	17,394		1,999,092
PEOPLES BANCORP INC	12,272		346,684
PEOPLES FINANCIAL SERV CORP	519		26,905
PERDOCEO EDUCATION CORP	29,827		414,595
PERFICIENT INC	27,320		1,907,756
PERFORMANCE FOOD GROUP CO	6,851		400,030
PERMIAN RESOURCES CORP CL A	52,814		496,452
PERRIGO CO PLC	32,215		1,098,209
PERSONALIS INC	1,676		3,318
PETIQ INC CL A	8,187		75,484
PFSWEB INC	7,054		43,382
PGT INNOVATIONS INC	7,426		133,371
PHIBRO ANIMAL HEALTH CORP CL A	4,326		58,012
PHOTRONIC INC	20,328		342,120
PHX MINERALS INC A	12,255		47,672
PILGRIM’S PRIDE CORP NEW	16,927		401,678
PINNACLE FINL PARTNERS INC	8,981		659,205
PLAYA HOTELS & RESORTS NV	51,211		334,408
PLEXUS CORP	26,342		2,711,382
POLARIS INC	19,409		1,960,309
POPULAR INC	24,778		1,643,277
POST HOLDINGS INC	14,357		1,295,863
POWELL INDUSTRIES INC	5,141		180,860
POWERFLEET INC	4,846		13,036
PRA GROUP INC	14,714		497,039
PRAXIS PRECISION MEDICINES INC	7,389		17,586

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
PREFERRED BANK LOS ANGELES	2,488		185,655
PREFORMED LINE PRODUCTS CO	2,238		186,403
PREMIER FINANCIAL CORP	12,741		343,625
PREMIER INC	19,969		698,516
PRESTIGE CONSUMER HEALTHCARE INC	14,416		902,442
PRICESMART INC	6,334		384,981
PRIMIS FINANCIAL CORP	12,142		143,883
PRIMORIS SVCS CORP	17,569		385,464
PROASSURANCE CORPORATION	13,928		243,322
PROFESSIONAL HOLDINGS CORP A	1,237		34,314
PROG HOLDINGS INC	6,243		105,444
PROPETRO HOLDING CORP	33,794		350,444
PROPHASE LABS INC	974		9,380
PROSPERITY BANCSHARES INC	17,815		1,294,794
PROTAGONIST THERAPEUTICS INC	14,692		160,290
PROTO LABS INC	10,535		268,959
PROVIDENT FINANCIAL HLDGS INC	1,165		16,042
PROVIDENT FINANCIAL SVCS INC	26,817		572,811
PUBMATIC INC CL A	711		9,108
PULTEGROUP INC	57,437		2,615,107
PVH CORP	18,268		1,289,538
QCR HOLDINGS INC	6,993		347,133
QUAD/GRAPHICS INC CL A	18,566		75,749
QUANEX BUILDING PRODUCTS	10,995		260,362
QUANTERIX CORP	1,271		17,603
QUEST RESOURCE HOLDING CORP	2,431		14,853
QUINSTREET INC	11,003		157,893
QURATE RETAIL INC	63,531		103,556
RACKSPACE TECHNOLOGY INC	19,227		56,720
RADIAN GROUP INC	32,782		625,153
RADIANT LOGISTICS INC	21,142		107,613
RAFAEL HOLDINGS INC	1,783		3,334
RALPH LAUREN CORP	1,186		125,325
RAMACO RESOURCES INC	2,153		18,925
RAMBUS INC	13,787		493,850
RANGE RESOURCES CORP	27,422		686,098
RANGER OIL CORP CL A	2,177		88,016
RANPAK HOLDINGS CORP A	2,028		11,702
RAYONIER ADVANCED MATERIALS	20,603		197,789
RBB BANCORP	7,400		154,290
RCI HOSPITALITY HOLDINGS INC	2,126		198,122
RCM TECHNOLOGIES INC	1,007		12,426
RE/MAX HOLDINGS INC CL A	8,862		165,188
READING INTL INC CL A	3,517		9,742
RED ROBIN GOURMET BURGERS INC	4,368		24,373
REGAL REXNORD CORP	12,791		1,534,664

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
REGENXBIO INC	13,181		298,945
REGIONAL MANAGEMENT CORP	4,231		118,806
REINSURANCE GROUP OF AMERICA	11,858		1,684,903
RELIANCE STEEL & ALUMINUM CO	15,359		3,109,276
RENAISSANCERE HLDGS LTD	555		102,248
RENASANT CORP	20,052		753,755
REPLIMUNE GROUP INC	4,297		116,878
REPUBLIC BANCORP INC KY CL A	5,961		243,924
REPUBLIC FIRST BANCORP INC	27,216		58,514
RESIDEO TECHNOLOGIES INC	154,149		2,605,877
RESOLUTE FOREST PRODUCTS INC	20,776		448,554
RESOURCES CONNECTION INC	14,441		265,426
REV GROUP INC	25,476		321,507
REX AMERICAN RESOURCES CORP	6,437		205,083
RF INDUSTRIES LTD	211		1,076
RIBBON COMMUNICATIONS INC	58,552		163,360
RICHARDSON ELECTRONICS LTD	5,187		110,639
RICHMOND MUTUAL BANCORPORATION INC	677		8,808
RIVERVIEW BANCORP INC	7,656		58,798
ROCKY BRANDS INC	3,305		78,064
ROGERS CORP	3,282		391,674
ROOT INC	1,290		5,792
ROYAL CARIBBEAN CRUISES LTD	65,133		3,219,524
RPC INC	38,862		345,483
RUSH ENTERPRISES INC CL A	10,847		567,081
RUSH ENTERPRISES INC CL B	2,853		160,538
RYDER SYSTEM INC	9,713		811,715
RYERSON HOLDING CORP	14,193		429,480
S & T BANCORP	10,225		349,491
SAFETY INSURANCE GROUP INC	2,946		248,230
SAGA COMMUNICATIONS INC CL A	115		2,714
SAGE THERAPEUTICS INC	17,555		669,548
SALEM MEDIA GROUP INC CL A	3,019		3,170
SANDRIDGE ENERGY INC	10,371		176,618
SANDY SPRING BANCORP INC	11,833		416,877
SANFILIPPO (JOHN B) & SON INC.	410		33,341
SANMINA CORP	22,149		1,268,916
SAPIENS INTL CORP NV	2,418		44,685
SATSUMA PHARMACEUTICALS INC	2,113		1,902
SAVARA INC	99		153
SCANSOURCE INC	11,291		329,923
SCHNEIDER NATIONAL INC CL B	19,115		447,291
SCHNITZER STEEL INDS INC CL A	11,290		346,039
SCHOLASTIC CORP	12,453		491,395
SCORPIO TANKERS INC	16,311		877,042
SCRIPPS (EW) CO CL A	26,284		346,686

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
SEABOARD CORP	171		645,561
SEACOAST BANKING CORP FLORIDA	5,432		169,424
SEACOR MARINE HOLDINGS INC	4,055		37,144
SEASPINE HOLDINGS CORP	16,109		134,510
SECUREWORKS CORP	4,976		31,797
SEER INC	12,116		70,273
SELECT ENERGY SERVICES INC CL A	25,226		233,088
SELECT MEDICAL HLDGS CORP	24,472		607,640
SELECTQUOTE INC	6,238		4,191
SENECA FOODS CORP CL A	2,342		142,745
SENSATA TECHNOLOGIES HOLDING PLC	13,373		540,002
SFL CORP LTD	38,766		357,423
SHENANDOAH TELECOM CO	15,112		239,979
SHOE CARNIVAL	12,034		287,733
SHORE BANCSHARES INC	7,988		139,231
SIERRA BANCORP	7,075		150,273
SIGMATRON INTERNATIONAL INC	600		2,304
SIGNET JEWELERS LTD	10,173		691,764
SILGAN HOLDINGS INC	1,203		62,364
SILVERBOW RESOURCES INC	1,768		49,999
SIMMONS 1ST NATL CORP CL A	36,430		786,159
SIMPLY GOOD FOODS CO	95,501		3,631,903
SIMPSON MANUFACTURING CO	7,938		703,783
SINCLAIR BROADCAST GROUP CL A	2,249		34,882
SIRIUSPOINT LTD	56,906		335,745
SITIO ROYALTIES CORP	5,205		150,164
SKECHERS USA INC CL A	7,075		296,796
SKYLINE CHAMPION CORP	41,700		2,147,967
SKYWEST INC	22,488		371,277
SM ENERGY CO	28,536		993,909
SMART SAND INC	1,887		3,378
SMARTFINANCIAL INC	4,955		136,263
SMITH & WESSON BRANDS INC	16,986		147,438
SMITH MICRO SOFTWARE INC	14,251		29,927
SNAP-ON INCORPORATED	4,209		961,714
SOLARIS OILFIELD INFRASTRUCTURE INC CL A	7,311		72,598
SOLARWINDS CORP	28,678		268,426
SOLO BRANDS INC A	6,053		22,517
SONIC AUTOMOTIVE INC CL A	11,033		543,596
SONOCO PRODUCTS CO	12,239		743,030
SOUTH PLAINS FINANCIAL INC	2,333		64,227
SOUTHERN FIRST BANCSHARES INC	2,612		119,499
SOUTHERN MISSOURI BANCORP INC	2,339		107,196
SOUTHSIDE BANCSHARES INC	2,331		83,893
SOUTHSTATE CORP	14,150		1,080,494
SP PLUS CORP	1,386		48,122

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
SPARTANNASH CO	13,757		416,012
SPECTRUM BRANDS HOLDINGS INC	7,124		433,994
SPIRIT AIRLINES INC	25,163		490,175
SPOK HOLDINGS INC	4,378		35,856
SPORTSMANS WHSE HLDGS INC	16,913		159,151
SPROUTS FMRS MKT INC	18,653		603,798
STANDARD MOTOR PRODUCTS INC	9,667		336,412
STANDEX INTL CORP	2,940		301,085
STARTEK INC	7,122		26,708
STEEL DYNAMICS INC	4,306		420,696
STEELCASE INC CLASS A	35,334		249,811
STELLAR BANCORP INC	20,677		609,144
STEPAN CO	4,110		437,551
STERICYCLE INC	38,902		1,940,821
STERLING BANCORP INC/MI	3,591		21,869
STERLING INFRASTRUCTURE INC	7,349		241,047
STEVEN MADDEN LTD	6,606		211,128
STEWART INFORMATION SERVICES	10,168		434,479
STIFEL FINANCIAL CORP	56,015		3,269,596
STOKE THERAPEUTICS INC	1,880		17,352
STONERIDGE INC	10,429		224,849
STONEX GROUP INC	3,164		301,529
STRATASYS LTD	25,115		297,864
STRATEGIC EDUCATION INC	5,595		438,200
STRATTEC SEC CORP	1,335		27,434
STRATUS PROPERTIES INC	2,758		53,202
STRIDE INC	14,734		460,880
SUMMIT FINANCIAL GROUP INC	3,077		76,587
SUMMIT MATERIALS INC CL A	22,747		645,787
SUNCOKE ENERGY INC	36,228		312,648
SUNNOVA ENERGY INTERNATIONAL INC	3,083		55,525
SUNRUN INC	10,420		250,288
SUPER MICRO COMPUTER INC	7,336		602,286
SUPERIOR GROUP OF COS INC	6,298		63,358
SUPERNUS PHARMACEUTICALS INC	11,663		416,019
SURFACE ONCOLOGY INC	8,072		6,619
SURGALIGN HOLDINGS INC	35		69
SURGERY PARTNERS INC	2,848		79,345
SUTRO BIOPHARMA INC	15,066		121,733
SYNCHRONOSS TECHNOLOGIES INC	12,116		7,489
SYNDAX PHARMACEUTICALS INC	814		20,716
SYNEOS HEALTH INC	48,202		1,768,049
SYNLOGIC INC	3,697		2,810
SYNOVUS FINANCIAL CORP.	101,302		3,803,890
TACTILE SYSTEMS TECHNOLOGY INC	718		8,243
TALOS ENERGY INC	22,089		417,040

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
TARO PHARMACEUTICALS IND	7,677		222,940
TARSUS PHARMACEUTICALS INC	1,613		23,647
TAYLOR MORRISON HOME CORP	46,031		1,397,041
TCR2 THERAPEUTICS INC	5,926		5,919
TD SYNNEX CORP	43,198		4,091,283
TECHNIPFMC PLC	150,664		1,836,594
TEEKAY CORP	29,659		134,652
TEEKAY TANKERS LTD CL A	10,400		320,424
TEGNA INC	54,078		1,145,913
TEJON RANCH CO	11,306		213,005
TELADOC HEALTH INC	7,540		178,321
TELEPHONE & DATA SYSTEMS INC	32,571		341,670
TENNANT CO	129		7,943
TEREX CORP	10,437		445,869
TERNS PHARMACEUTICALS INC	6,563		66,811
TERRITORIAL BANCORP INC	2,778		66,700
TESSCO TECHNOLOGIES INC	2,017		9,722
TEXAS CAPITAL BANCSHARES INC	18,831		1,135,698
TEXTAINER GROUP HLDGS LTD	17,862		553,901
THE BANK OF PRINCETON	1,134		35,970
THE CHILDRENS PLACE INC	2,797		101,867
THERMON GROUP HOLDINGS INC	14,584		292,847
THOR INDUSTRIES INC	10,051		758,750
THRYV HOLDINGS INC	10,284		195,396
TIDEWATER INC	12,954		477,355
TILE SHOP HLDGS INC	11,810		51,728
TILLY’S INC	10,677		96,627
TIMBERLAND BANCORP INC	2,601		88,772
TIMKEN CO	11,224		793,200
TIMKENSTEEL CORP	20,590		374,120
TIPTREE INC	15,014		207,794
TITAN INTERNATIONAL INC	17,378		266,231
TITAN MACHINERY INC	10,446		415,020
TOLL BROTHERS INC	37,728		1,883,382
TOOTSIE ROLL INDUSTRIES INC	2,739		116,599
TOPGOLF CALLAWAY BRANDS CORP	8,414		166,177
TOWNE BANK	20,627		636,137
TRANSOCEAN LTD	143,809		655,769
TRAVELCENTERS OF AMERICA INC	1,898		84,992
TREAN INSURANCE GROUP INC	4,417		26,502
TREDEGAR CORP	10,307		105,338
TREEHOUSE FOODS INC	15,956		787,907
TRI POINTE HOMES INC	39,263		729,899
TRICO BANCSHARES	5,916		301,657
TRIMAS CORP	3,501		97,118
TRIMBLE INC	28,400		1,435,904

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
TRINITY CAPITAL INC	2,592		28,331
TRINITY INDUSTRIES INC	33,205		981,872
TRINSEO PLC	10,677		242,475
TRITON INTERNATIONAL LTD	20,815		1,431,656
TRIUMPH FINANCIAL INC	808		39,487
TRONOX HOLDINGS PLC	47,083		645,508
TRUEBLUE INC	14,336		280,699
TRUECAR INC	35,821		89,911
TRUSTCO BANK CORP NY	8,166		306,960
TRUSTMARK CORP	21,567		752,904
TTM TECHNOLOGIES INC	35,848		540,588
TURTLE BEACH CORP	6,251		44,820
TUSIMPLE HOLDINGS INC	14,565		23,887
TUTOR PERINI CORP	22,954		173,303
TWIN DISC INC	2,064		20,062
UFP INDUSTRIES INC	13,523		1,071,698
UFP TECHNOLOGIES INC	1,504		177,307
U-HAUL HOLDING CO	22,031		1,211,264
ULTRA CLEAN HOLDINGS INC	18,248		604,921
ULTRALIFE CORP	2,472		9,542
UMB FINANCIAL CORP	1,489		124,361
UMPQUA HOLDINGS CORP	45,290		808,427
UNDER ARMOUR INC CL A	6,755		68,631
UNDER ARMOUR INC CL C	5,973		53,279
UNIFI INC	7,600		65,436
UNIFIRST CORP	3,764		726,414
UNITED BANKSHARES INC. W VA.	133,351		5,399,382
UNITED COMMUNITY BANKS GA	13,773		465,527
UNITED FIRE GROUP INC	10,508		287,499
UNITED INS HLDGS CORP	751		796
UNITED NATURAL FOODS INC	22,462		869,504
UNITED STATES CELLULAR CORP	14,677		306,015
UNITED STATES LIME & MIN INC	1,105		155,540
UNITED STATES STEEL CORP	41,246		1,033,212
UNITED THERAPEUTICS CORP DEL	1,572		437,157
UNITY BANCORP INC	1,906		52,091
UNIVAR INC	24,115		766,857
UNIVERSAL CORP	9,482		500,744
UNIVERSAL ELECTRONICS INC	5,806		120,823
UNIVERSAL HEALTH SVCS INC CL B	17,665		2,488,822
UNIVERSAL INSURANCE HLDGS INC	13,499		142,954
UNIVERSAL LOGISTICS HOLDINGS INC	7,595		253,977
UNIVERSAL STAINLESS & ALLOY	1,677		12,024
UNIVERSAL TECH INST INC	14,414		96,862
UNIVEST FINANCIAL CORP	13,285		347,137
UNUM GROUP	43,885		1,800,602

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
UPBOUND GROUP INC	1,864		42,033
UPLAND SOFTWARE INC	11,209		79,920
URBAN ONE INC CL A	4,306		19,592
URBAN ONE INC CL D NON-VTG	6,034		22,688
URBAN OUTFITTERS	37,331		890,344
US FOODS HOLDING CORP	24,305		826,856
US SILICA HOLDINGS INC	25,727		321,588
US XPRESS ENTERPRISES INC	11,531		20,871
UTAH MEDICAL PRODUCTS INC	394		39,609
V2X INC	5,190		214,295
VAALCO ENERGY INC	9,730		44,369
VALLEY NATL BANCORP	117,101		1,324,412
VANDA PHARMACEUTICALS INC	26,703		197,335
VAREX IMAGING CORP	19,025		386,208
VEECO INSTRUMENT	9,247		171,809
VENATOR MATERIALS PLC	21,548		11,634
VERA BRADLEY INC	14,437		65,400
VERACYTE INC	12,354		293,160
VERADIGM INC	47,704		841,499
VERINT SYSTEMS INC	7,112		258,023
VERITEX HOLDINGS INC	11,407		320,309
VERITIV CORP	4,371		531,994
VIAD CORP	1,756		42,829
VIASAT INC	28,948		916,204
VIKING THERAPEUTICS INC	29,124		273,766
VILLAGE SUPER MKT INC CL A NEW	4,527		105,434
VIRNETX HLDG CORP	3,251		4,226
VISHAY INTERTECHNOLOGY INC	50,068		1,079,967
VISHAY PRECISION GROUP INC	5,663		218,875
VISTA OUTDOOR INC	18,993		462,859
VISTRA CORP	39,689		920,785
VITAL ENERGY INC	225		11,570
VOXX INTERNATIONAL CORP	9,124		76,459
VOYA FINANCIAL INC	23,094		1,420,050
VSE CORP	5,795		271,670
WABASH NATIONAL CORP	12,774		288,692
WALKER & DUNLOP INC	1,242		97,472
WARRIOR MET COAL INC	12,918		447,480
WASHINGTON FEDERAL INC	24,159		810,534
WASHINGTON TR BANCORP INC	4,073		192,164
WATERSTONE FINANCIAL INC	10,447		180,106
WEBSTER FINANCIAL	29,588		1,400,696
WEIS MARKETS INC	9,305		765,708
WERNER ENTERPRISES INC	17,756		714,857
WESBANCO INC	18,498		684,056
WESCO INTERNATIONAL INC	12,181		1,525,061

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
WESCO INTERNATIONAL INC SER A 10.625%/VAR PFD PERP	4,600		120,658
WEST BANCORPORATION INC	2,428		62,035
WESTERN DIGITAL CORP	6,650		209,808
WESTERN NEW ENGLAND BANCORP INC	8,462		80,051
WESTLAKE CORP	4,364		447,485
WESTROCK CO	56,159		1,974,550
WESTWOOD HOLDINGS GROUP INC	2,438		27,144
WEYCO GROUP INC	3,183		67,352
WHIRLPOOL CORP	1,088		153,908
WHITE MOUNTAINS INS GROUP LTD	711		1,005,589
WHOLE EARTH BRANDS INC	16,526		67,261
WIDEPOINT CORP	1,899		3,456
WILEY (JOHN) & SONS INC CL A	7,877		315,553
WILEY (JOHN) & SONS INC CL B	435		17,435
WILLAMETTE VALLEY VINEYARD INC	436		2,612
WILLDAN GROUP	1,975		35,254
WILLIS LEASE FINANCE CORP	1,649		97,307
WINNEBAGO INDUSTRIES INC	11,910		627,657
WINTRUST FINANCIAL CORP	10,381		877,402
WOLVERINE WORLD WIDE INC	470		5,137
WORLD FUEL SERVICES CORP	19,636		536,652
WORTHINGTON INDUSTRIES INC	14,137		702,750
WSFS FINANCIAL CORP	21,204		961,389
X4 PHARMACEUTICALS INC	3,352		3,329
XENCOR INC	6,732		175,301
XEROX HOLDINGS CORP	55,393		808,738
XPERI INC	6,313		54,355
YELP INC	8,380		229,109
ZAGG INC CVR RT	12,558		1,130
ZEBRA TECHNOLOGIES CORP CL A	10,718		2,748,202
ZIFF DAVIS INC	2,186		172,913
ZIONS BANCORP	35,416		1,741,051
ZUMIEZ INC	8,251		179,377
Common Collective Trusts
SPARTAN SMALL—MID CAP V	2,597,923		226,357,036
FID BANK TRST ST INV FUND	7,312,717		7,312,717

SMID Cap Value Account Total			908,222,186

PIMCO Total Return Account
Mutual Funds
HIGH YIELD PORTFOLIO INSTL CL	1,865,622		13,115,320
PIMCO ASSET BACK SECS PORT-UNL	15,204,905		172,727,722
PIMCO EMMERG MKTS FD INST CL	6,404,626		53,990,997
PIMCO INTL PORT FUND(UNLISTED)	13,506,509		81,309,187
PIMCO INV GRD CORP PORT(UNLST)	36,534,014		309,077,759
PIMCO MTG PORT INSTL CL(UNLST)	22,378,860		177,016,781

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
PIMCO MUNI SECTR PORT INSTL CL	2,477,422		14,790,207
PIMCO REAL RETRN BD FD INST CL	1,490,038		6,004,852
PIMCO SHORT TM FLT NAV PORT II	19,733,175		197,430,418
PIMCO US GOVT SECTOR PORT INST	31,654,689		195,309,434
Common Collective Trusts
SSBK GOVT STIF FUND	298,619		298,619

PIMCO Total Return Account Total			1,221,071,296

International Growth Account
Currency
AUSTRALIAN DOLLAR CURRENCY	160		109
BRAZILIAN REAL	8,406		1,592
BRITISH POUND STERLING CURRENCY	67		81
CANADIAN DOLLAR	170,514		125,933
DANISH KRONE	(34,045)		(4,901)
EURO MONETARY UNIT.	75,858		81,202
HONG KONG DOLLAR	4,726		606
INDIAN RUPEE	477,766		5,774
JAPANESE YEN	11,888		91
MEXICAN PESO CURRENCY	940,668		48,273
SOUTH KOREAN WON	495		0
SWEDISH KRONA CURRENCY	315,024		30,190
SWISS FRANC	519		561
TAIWAN DOLLAR	2,023		66
Publicly-traded Stock
ACCENTURE PLC CL A	46,296		12,353,625
ACCOR SA	141,075		3,526,171
ADYEN BV	2,114		2,915,561
AIA GROUP LTD	1,858,800		20,670,665
AIR LIQUIDE SA	55,756		7,902,163
AIRBUS SE	46,967		5,581,622
AIRPORTS OF THAILAND PCL-NVDR	451,500		980,598
AIRTAC INTERNATIONAL GROUP	41,700		1,263,307
ALCON INC	203,092		13,876,983
ALIBABA GROUP HOLDING LTD	531,000		5,867,535
ALIBABA GROUP HOLDING LTD SPON ADR	2,592		228,329
ALINMA BANK (HSBC) (ELN) 04/04/24	454,501		3,936,670
ALLEGION PLC	88,244		9,288,563
AMADEUS IT GROUP SA	116,047		6,031,003
AMDOCS LTD	64,241		5,839,507
AMERICANA RESTAURANTS INTERNATIONAL PLC	1,131,909		915,365
ANGLO AMERICAN PLC	193,756		7,581,220
ANTA SPORTS PRODUCTS LTD	78,000		1,205,773
AON PLC	34,650		10,399,851
APOLLO HOSP ENTERPRISE LTD	20,914		1,131,731
ASML HOLDING NV	8,328		4,491,230

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ASSA ABLOY AB SER B	183,717		3,938,484
ASTRAZENECA PLC	56,329		7,639,340
ATLAS COPCO AB SER A	181,268		2,138,420
AXIS BK LTD	182,535		2,059,860
B3 SA BRASIL BOLSA BALCAO	347,300		868,949
BAIDU INC CL A	220,000		3,148,313
BAIDU INC SPON ADR	21,541		2,463,860
BAJAJ FINANCE LTD	19,949		1,585,225
BANGKOK DUSIT MED SERVICE NVDR	3,268,600		2,744,933
BANK CENTRAL ASIA	4,572,400		2,511,259
BANK RAKYAT INDONESIA TBK PT	7,292,300		2,314,049
BHARAT ELECTRONICS LTD (DEMAT)	1,270,661		1,534,108
BHARTI AIRTEL LIMITED	244,746		2,384,325
BUNZL PLC	225,370		7,517,201
BUREAU VERITAS SA	131,208		3,456,514
BYD COMPANY LTD H	232,000		5,724,615
CAE INC	574,158		11,105,759
CANADIAN NATL RAILWAY CO	195,231		23,201,857
CAPGEMINI SA (FF40)	22,396		3,738,714
CAPITEC BANK HOLDINGS LIMITED	11,803		1,291,059
CELLNEX TELECOM SAU	183,598		6,076,784
CENTRE TESTING INTL GRP CO LTD A MMA (HSBC)(ELN) 0	345,100		1,115,550
CHAILEASE HOLDING CO LTD	428,500		3,025,756
CHINA LONGYUAN POWER GROUP H	1,653,000		2,020,335
CHINA MERCHANTS BANK CO LTD H	153,000		855,614
CHINA YANGTZE POWER CO LTD WT 05/17/24	494,200		1,504,394
CHONGQING BREWERY CO LTD WT 07/13/23	170,800		3,342,096
CHRISTIAN HANSEN HOLDING SA	45,302		3,258,682
CIE FINANCIERE RICHEMONT SA A	108,807		14,109,078
CLICKS GROUP LTD	62,202		988,716
COMMONWEALTH BK OF AUSTRALIA	134,503		9,395,735
COMPASS GROUP PLC	358,490		8,310,378
CONTEMPORARY AMPEREX TECHNOLOGY CO LTD A MMA (JPM)	14,600		832,623
COUNTRY GARDEN SERVICES HOLDINGS CO LTD	365,000		1,095,850
COUPANG INC A	51,900		763,449
DAIICHI SANKYO CO LTD	159,667		5,170,563
DASSAULT AVIATION SA	21,165		3,584,191
DAVIDE CAMPARI MILANO NV	368,299		3,739,026
DELTA ELECTRONICS IND CO LTD	363,000		3,384,189
DEUTSCHE BOERSE AG	35,700		6,167,911
DIAGEO PLC	451,257		19,912,471
DOLLARAMA INC	52,727		3,083,790
DSV A/S	14,394		2,271,984
E INK HOLDINGS INC	178,000		932,544
ECLAT TEXTILE CO LTD	59,500		959,365

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
EISAI CO LTD	40,977		2,717,646
EMAAR PROPERTIES	921,231		1,469,916
ERSTE GROUP BANK AG	124,215		3,975,682
ESSILORLUXOTTICA	79,301		14,363,008
EUROFINS SCIENTIFIC SE	83,044		5,961,262
FANUC CORPORATION	35,200		5,319,963
FERRARI NV	16,847		3,610,381
FINECOBANK SPA	493,426		8,197,476
FIRST ABU DHABI BANK PJSC	363,291		1,691,520
FIRSTRAND LIMITED	359,093		1,312,844
FISHER & PAYKEL HEALTHCARE CORP	471,982		6,772,347
FLUTTER ENTERTAINMENT PLC	33,707		4,600,684
FUTURE CASH COLL MORGAN STANLEY	7,840,245		7,840,245
FUTURES CASH COLLATERAL	2,375,192		2,375,192
GEBERIT AG (REG)	17,502		8,243,250
GLENCORE PLC	596,286		3,982,141
GLOBANT SA	5,028		845,508
GLODON CO LTD A (UBS)(CWT) 01/15/24	91,200		988,941
GRUPO FINANCIERO BANORTE SAB	465,400		3,341,499
GRUPO MEXICO SAB DE CV SER B	314,200		1,103,042
GRUPO TELEVISA (CPO) SPON ADR	1,244,446		5,674,674
H WORLD GROUP LTD ADR	53,888		2,427,697
HALEON PLC	4,060,858		16,070,837
HDFC BANK LTD (DEMAT)	253,552		4,989,101
HDFC BANK LTD SPON ADR	148,151		10,135,010
HEINEKEN NV	176,062		16,562,354
HEXAGON AB SER B	623,165		6,509,436
HON HAI PRECISION IND CO LTD	1,144,544		3,720,671
HONG KONG EXCHS & CLEARING LTD	79,215		3,422,134
HOUSING DEV FN CORP LTD(DEMAT)	426,656		13,600,274
HOWDEN JOINERY GROUP PLC	1,005,049		6,823,743
HYPERA SA	304,500		2,606,828
INDITEX SA	105,334		2,801,956
INFINEON TECHNOLOGIES AG	116,817		3,555,079
INFOSYS LTD	86,893		1,583,816
INFOSYS LTD SPON ADR	4,880		87,889
INTERCONTINENTAL HOTELS GP PLC	218,465		12,529,533
INTERMEDIATE CAPITAL GROUP PLC	161,067		2,235,408
INTERTEK GROUP PLC	149,550		7,293,410
JD.COM INC CL A	157,950		4,455,937
JIUMAOJIU INTERNATIONAL HOLDINGS LTD	685,000		1,829,779
JULIUS BAER GRUPPE AG	67,973		3,959,364
KASIKORNBANK PCL NVDR	416,300		1,778,158
KERRY GROUP PLC CL A	105,705		9,531,917
KEYENCE CORP	63,256		24,783,782
KIA CORP	20,213		688,563

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
KOREA AEROSPACE INDUSTRIES LTD	30,898		1,249,078
LAS VEGAS SANDS CORP	87,522		4,207,183
LG ENERGY SOLUTION	8,228		2,845,928
LINDE PLC	47,110		15,403,507
LOCALIZA RENT A CAR SA	104,900		1,056,997
LOCALIZA RENT A CAR SA RT 01/31/23	540		497
LONDON STOCK EXCHANGE GRP PLC	151,535		13,073,026
LONZA GROUP AG	7,271		3,562,959
L’OREAL PRIME DE FIDELITE 2023	5,000		1,785,511
L’OREAL SA (TEMP)	33,904		12,107,190
L’OREAL SA ORD	18,768		6,702,093
LULULEMON ATHLETICA INC	12,299		3,686,933
LUZHOU LAOJIAO CO LTD WT 08/16/24	52,500		1,934,401
LVMH MOET HENNESSY LOUIS VUITTON SE	44,282		32,228,393
MEDIA TEK INC	57,000		1,159,253
MERCADOLIBRE INC	3,992		3,378,190
MONCLER SPA	48,893		2,590,707
NESTLE SA (REG)	300,931		34,869,137
NIDEC CORP	49,425		2,575,568
NOVO-NORDISK AS CL B	243,584		32,890,222
PAGSEGURO DIGITAL LTD CL A	92,190		805,741
PARTNERS GROUP HOLDING AG	3,333		2,944,243
PING AN INSURANCE CO LTD H	887,500		5,872,740
PTT EXPLORATION & PROD NVDR	668,800		3,418,322
PUBLIC BANK BHD (LOC) (MLAY)	1,776,200		1,741,926
RATIONAL AG	6,764		4,018,491
RELIANCE INDS GDR	68,068		4,186,182
RELIANCE INDUSTRIES LTD(DEMAT)DEMATERIALIZED SHS	146,072		4,496,669
ROCHE HOLDINGS AG (GENUSSCHEINE)	39,191		12,312,751
ROTORK PLC	1,590,319		5,894,741
RYANAIR HOLDINGS PLC SPON ADR	43,900		3,281,964
S&P GLOBAL INC	46,483		15,569,016
SABIC AGRI-NUTRIENTS PALMS (HSBC)(ELN) WT 04/11/24	25,459		990,449
SAMSUNG BIOLOGICS CO LTD	2,552		1,664,046
SAMSUNG ELECTRONICS CO LTD	200,225		8,793,969
SAMSUNG ELECTRONICS CO LTD PFD	317,202		12,722,393
SAMSUNG SDI CO LTD	9,602		4,507,032
SAMVARDHANA MOTHERSON INTERNATIONAL LIMITED	1,280,767		1,147,736
SANDVIK AB	167,548		3,025,060
SAP SE	90,746		9,363,234
SARTORIUS AG PFD NON VTG	18,074		7,146,898
SAUDI ARABIAN OIL CO (HSBC BK PLC)(ELN) WT 02/28/2	169,082		1,444,261
SCHINDLER HOLDING AG PART CERT	44,686		8,404,148
SCHLUMBERGER LTD	381,127		20,375,049
SCHNEIDER ELECTRIC SE	33,967		4,752,976
SHENZHEN INOVA-A WT 01/30/24	251,200		2,530,717

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
SHENZHEN MINDRAY BIO-MEDICAL ELECTRONICS CO LTD WT	55,983		2,564,136
SHIMANO INC	48,600		7,746,967
SHIN-ETSU CHEMICAL CO LTD	119,352		14,755,305
SHINHAN FINANCIAL GROUP CO LTD	58,270		1,629,030
SHISEIDO CO LTD	212,500		10,477,655
SK HYNIX INC	9,965		593,581
SMC CORP	6,253		2,648,139
S-OIL CORPORATION	13,405		887,921
SONY GROUP CORP	45,721		3,495,963
SPIRAX-SARCO ENGINEERING PLC	65,094		8,353,516
STANTEC INC	70,982		3,401,265
SUN PHARMA IND LTD (DEMAT)	30,735		371,965
SVENSKA HANDELSBANKEN SER A	490,476		4,940,083
TAIWAN SEMIC MFG CO LTD SP ADR	415,083		30,919,533
TAIWAN SEMICONDUCTOR MFG CO LTD	1,352,873		19,744,347
TECHTRONIC INDUSTRIES CO LTD	1,346,777		15,028,509
TENCENT HOLDINGS LTD	383,108		16,393,427
TITAN CO LTD	20,860		654,833
TOKYO ELECTRON LTD	29,600		8,769,034
TOTVS SA	367,200		1,920,936
TRIP.COM GROUP LTD	31,000		1,086,625
TRIP.COM GROUP LTD ADR	136,100		4,681,840
TVS MOTOR CO LTD	69,542		912,216
UBS AG WT 12/11/24	209,000		1,280,309
UBS GROUP AG	714,144		13,288,106
UCB SA	33,536		2,640,702
UNICHARM CORP	187,500		7,240,552
UNILEVER PLC ORD	176,793		8,870,057
UNIVERSAL MUSIC GROUP NV	176,254		4,246,986
VARUN BEVERAGES LTD	61,204		978,257
VOLKSWAG PFD PERP	24,003		2,991,297
WAL MART DE MEXICO SAB DE CV V	1,093,800		3,850,037
WEG SA	516,300		3,765,844
WEIR GROUP PLC	491,965		9,926,563
WUXI LEAD INTELLIGENT EQUIPMENT CO LTD A MMA (JPM)	62,700		365,824
XP INC CL A	54,470		835,570
YAMAHA MOTOR CO LTD	120,612		2,766,246
YUNNAN BOTANEE BIO-TECHNOLOGY GROUP CO LTD	56,203		1,215,860
YUNNAN BOTANEE BIO-TECHNOLOGY GROUP CO LTD A (HSBC)	11,100		240,130
Common Collective Trusts
SSBK GOVT STIF FUND	55,086,169		55,086,169

International Growth Account Total			1,192,197,726

International Value Account
Currency

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
AUSTRALIAN DOLLAR CURRENCY	622,414		423,771
BRAZILIAN REAL	1,046,288		198,170
BRITISH POUND STERLING CURRENCY	178,521		215,823
CANADIAN DOLLAR	147,261		108,760
DANISH KRONE	602,332		86,706
EURO MONETARY UNIT.	711,927		762,082
HONG KONG DOLLAR	552,309		70,759
INDIAN RUPEE	1		0
ISRAELI SHEKEL	4,025,080		1,145,083
JAPANESE YEN	47,615,068		362,809
MALAYSIAN RINGGIT	13,131		2,981
NORWEGIAN KRONA	209,870		21,422
PHILIPPINE PESO	388,339		6,974
POLAND ZLOTY NEW	1		0
SINGAPORE DOLLAR CURRENCY	168,830		126,049
SOUTH KOREAN WON	989,934,263		786,227
SWEDISH KRONA CURRENCY	1,108,181		106,200
SWISS FRANC	207,063		223,936
TAIWAN DOLLAR	33,088,103		1,076,701
UNITED ARAB EMIRATES DIRHAM	(1,661)		(452)
Publicly-traded Stock
3I GROUP PLC	144,585		2,344,889
ABN AMRO BANK NV-GDR	12,334		170,648
ABRDN PLC	28,330		64,817
ACCOR SA	189,378		4,733,505
AEGON NV	51,735		262,389
AGEAS	4,630		205,285
AIA GROUP LTD	106,600		1,185,438
ALGOMA STEEL GROUP INC	25,807		163,616
ALIBABA GROUP HOLDING LTD	447,100		4,940,442
ALLIANZ SE (REGD)	44,708		9,614,608
ALLIED PROPERTIES REIT	4,200		79,409
ALROSA CO LTD	1,463,800		853,470
ALTIUM LTD	10,554		252,074
AMBEV SA	1,370,300		3,768,503
AMCOR PLC	180,600		2,150,946
AMG ADVANCED METAL GROUP NV	5,740		211,367
AMOREPACIFIC NEW	24,378		2,662,210
AMUNDI SA	114,148		6,476,055
ANGLO AMERICAN PLC	16,160		632,303
ANTOFAGASTA PLC	313,072		5,849,538
ANZ GROUP HOLDINGS LTD	60,401		972,994
APERAM	11,970		377,864
ARCELORMITTAL SA	178,674		4,700,253
ARISTOCRAT LEISURE LTD	104,207		2,165,374
ASML HOLDING NV	2,327		1,254,934

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ASMPT LTD	275,200		1,962,075
ASR NEDERLAND NV	40,469		1,921,244
ASSICURAZIONI GENERALI SPA	21,906		389,610
ASTELLAS PHARMA INC	187,500		2,866,647
ASTRA INTL TBK PT (DEMAT)	8,499,900		3,112,216
ATCO LTD CL I NON VTG	43,700		1,367,804
AURIZON HOLDINGS LTD	572,130		1,452,964
AVIVA PLC	454,187		2,431,368
AXA SA	30,387		847,511
AXIS BK LTD	328,294		3,704,712
AYALA LAND INC	5,538,200		3,063,516
B2GOLD CORPORATION	183,705		803,224
BABCOCK INTL GROUP PLC	256,063		873,599
BAIDU INC CL A	345,750		4,947,860
BALOISE HOLDINGS AG	1,297		200,164
BANCA MEDIOLANUM SPA	244,824		2,043,636
BANCO BILBAO VIZ ARGENTARIA SA	496,253		2,992,860
BANCO DE SABADELL SA	283,600		909,077
BANCO SANTANDER SA	3,445,013		10,334,819
BANK HAPOALIM LTD (REG)	97,028		1,363,470
BANK LEUMI LE-ISRAEL BM	315,375		3,128,326
BANK OF CHINA HONG KONG LTD	1,619,874		5,520,329
BANK OF IRELAND GROUP PLC	403,881		3,847,776
BANK OF MONTREAL	14,027		1,270,718
BANK OF NOVA SCOTIA	36,261		1,693,336
BARCLAYS PLC ORD	3,296,703		6,317,892
BARRICK GOLD CORP	50,800		872,744
BASF SE	106,733		5,300,166
BAWAG GROUP AG	8,617		459,359
BAYER AG	65,241		3,275,046
BDO UNIBANK INC	1,693,956		3,215,717
BELLWAY PLC	85,048		1,961,268
BHP GROUP LIMITED	99,800		2,994,877
BILLERUD AB	49,918		608,018
BIZLINK HOLDING INC	430,000		3,309,199
BLUESCOPE STEEL LTD	72,486		831,089
BNP PARIBAS	15,589		888,596
BOLIDEN AB	4,440		166,476
BOUYGUES ORD	246,225		7,525,376
BP PLC	2,013,283		11,558,869
BPER BANCA	613,195		1,259,293
BRAMBLES LTD	124,800		1,025,589
BRENNTAG SE	32,686		2,238,222
BRIDGESTONE CORP	17,100		611,217
BROOKFIELD ASSET MANAGEMENT LTD A	4,124		118,085
BROOKFIELD CORP CL A	16,496		518,759

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
BRP INC	2,100		160,106
CAIXABANK SA	1,361,943		5,353,379
CANADIAN IMP BK OF COMMERCE	12,312		498,027
CANADIAN NATL RAILWAY CO	23,900		2,839,052
CANADIAN WESTERN BK EDMON ALBT	9,100		161,703
CAPITAL POWER CORP	34,800		1,190,756
CATHAY FINANCIAL HLDG CO LTD	2,298,439		2,991,688
CEMBRA MONEY BANK AG	3,000		249,500
CEMIG (CIA ENG MIN GER) PFD COMPANHIA ENERGETICA M	1,328,700		2,803,488
CENTRICA PLC	2,303,677		2,688,111
CHARTER HALL GROUP STAPLED	184,952		1,508,576
CHIBA BANK LTD	19,000		139,272
CHINA HONGXING SPORTS LTD	3,613,000		27
CHINA INTERNATIONAL CAPITAL CORP LTD H	2,748,400		5,246,483
CHINA PETROL & CHEM CORP H	6,914,000		3,339,433
CIA DE DISTRIBUCION INTEGRAL LOGISTA HOLDINGS SA	45,844		1,158,140
CIE FINANCIERE RICHEMONT SA A	2,790		361,781
CK HUTCHISON HOLDINGS LTD	1,412,000		8,475,130
COCA COLA BOTTLERS JAPAN HOLDINGS INC	78,200		856,244
COCA COLA HBC AG	107,645		2,567,611
COMMERZBANK AG	31,556		298,472
COMMONWEALTH BK OF AUSTRALIA	8,159		569,949
COMPUTERSHARE LTD	54,200		966,834
CONCORDIA FINANCIAL GROUP LTD	38,700		162,184
CONTINENTAL AG	65,919		3,950,116
CORONADO GLOBAL RESOURCES INC CDI	685,500		928,778
COVESTRO AG	182,178		7,127,705
CREDIT AGRICOLE SA	31,378		330,209
CREDIT SUISSE GROUP AG	335,489		1,002,857
DAICEL CORP	186,000		1,353,475
DAI-ICHI LIFE HOLDINGS INC	16,900		385,543
DAIMLER TRUCK HOLDING AG	198,812		6,160,026
DAITO TRUST CONSTRUCTION	21,800		2,249,101
DAIWA SECURITIES GROUP INC	29,700		131,935
DANSKE BK AS	163,825		3,237,919
DBS GROUP HOLDINGS LTD	122,443		3,100,841
DEUTSCHE BANK AG	381,300		4,234,128
DEUTSCHE TELEKOM AG (REGD)	116,500		2,324,297
DEXCO SA	2,136,780		2,743,950
DEXUS (STAPLED)	166,624		777,896
D’IETEREN SA	8,493		1,629,167
DNB BANK ASA	192,856		3,663,126
DRAX GROUP PLC	112,194		953,528
DUFRY GROUP	8,130		338,600
DUNI AB	66,200		546,864
EIFFAGE SA (FORM FOUGEROLLE)	9,833		864,210

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
ELECTRIC POWER DEVELOP CO LTD	57,400		916,721
ELIS SA	14,680		217,170
ENEL (ENTE NAZ ENERG ELET) SPA	2,751,824		14,816,821
ENGIE SA	137,990		1,977,560
ENI SPA	395,852		5,629,807
ENN ENERGY HOLDINGS LTD	168,200		2,361,775
EQUINOR ASA	89,820		3,225,408
EREX CO LTD	4,300		71,164
ERICSSON (LM) TELE CO CL B	158,896		927,351
ERSTE GROUP BANK AG	52,642		1,684,884
EURAZEO SE	1,132		70,403
EVONIK INDUSTRIES AG	265,666		5,100,394
EXOR NV	3,177		232,276
FAIRFAX FINL HLDGS LTD SUB VTG	515		305,071
FIBRA UNO ADMINISTRACION SA	1,925,400		2,268,606
FINNING LTD	31,890		792,775
FLATEX AG	88,900		602,001
FORTESCUE METALS GROUP LTD	12,100		168,967
FREENET AG	13,090		286,129
FRESENIUS MED CARE AG & CO AKT	113,535		3,715,280
FUJI ELECTRIC CO LTD	2,000		76,653
FUJIFILM HOLDINGS CORP	100,400		5,068,196
FUJIKURA LTD	34,800		266,224
FUKUOKA FINANCIAL GROUP INC	99,800		2,285,119
FUTURES CASH COLLATERAL	11,934,390		11,934,390
GALAXY ENT GROUP LTD	1,530,000		10,114,471
GENMAB AS	208		88,059
GIBSON ENRG INC	29,700		356,171
GLENCORE PLC	223,500		1,276,212
GOLD FIELDS LTD	202,120		2,095,398
GREAT WEST LIFECO INC	5,958		137,729
GREEK ORG OF FOOTBL PROGNOC SA	231,532		3,278,969
GREENCORE GROUP PLC	749,900		581,579
GROWTHPOINT PROPERTIES INC	4,788,386		4,097,587
GRUMA SAB CL B	283,795		3,797,332
GRUPO FINANCIERO BANORTE SAB	314,400		2,257,342
GSK PLC	442,243		7,686,124
HAIER SMART HOME CO LTD	1,014,200		3,456,267
HANG LUNG PROPERTIES LTD	2,053,000		4,013,706
HANG SENG BANK LTD	20,274		337,145
HANKOOK TIRE AND TECHNOLOGY CO L	147,610		3,651,870
HANNOVER RUECKVERSICHERUNGS SE(REGD)	15,933		3,163,792
HEADHUNTER GROUP INC ADR	119,484		325,209
HITACHI LTD	81,000		4,129,617
HITACHI ZOSEN CORP	67,500		424,832
HIWIN TECHNOLOGIES CORP	435,864		2,588,434

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
HON HAI PRECISION IND CO LTD	1,198,753		3,896,893
HONDA MOTOR CO LTD	552,900		12,690,320
HONGKONG LAND HLDGS LTD	763,700		3,513,020
HSBC HOLDINGS PLC	1,524,358		9,503,694
Hudbay Minerals Inc	15,600		78,807
HYUNDAI MOBIS	13,000		2,070,138
IA FINANCIAL CORP INC	2,351		137,639
IBERDROLA SA	77,482		824,524
IDOM INC	46,700		236,276
IG GROUP HLDGS PLC	37,283		352,473
IGM FINANCIAL INC	1,671		46,650
IGO LTD	214,300		2,048,208
IIDA GROUP HOLDINGS CO LTD	77,600		1,183,158
ILUKA RESOURCES LIMITED	159,910		1,037,576
IMPERIAL BRANDS PLC	413,217		10,345,860
INCHCAPE PLC	192,067		1,904,035
INDUSIND BANK LTD (DEMAT)	254,957		3,759,441
INFINEON TECHNOLOGIES AG	16,560		423,322
INFORMA PLC	15,800		118,352
ING GROEP NV	570,582		6,955,557
INPEX CORP	120,200		1,278,568
INSURANCE AUSTRALIA GROUP LTD	105,460		341,062
INTACT FINL CORP	2,225		320,292
INTERMEDIATE CAPITAL GROUP PLC	91,247		1,266,394
INTESA SANPAOLO SPA	271,974		604,978
IPSEN PROMESSES	2,566		413,000
IPSOS SA	30,000		1,878,640
ISRAEL DISCOUNT BANK LTD CL A	49,865		390,645
ISUZU MOTORS LTD	288,200		3,397,176
IVECO GROUP NV	16,800		99,953
J FRONT RETAILING CO LTD	30,600		280,026
JAPAN PETROLEUM EXPLRN CO LTD	28,000		820,329
JAPAN POST HOLDINGS CO LTD	62,100		524,992
JAPAN POST INSURANCE CO LTD	7,300		129,102
JARDINE MATHESON HLD	32,400		1,649,160
JAZZ PHARMA PLC	16,100		2,564,891
JD SPORTS FASHION PLC	503,658		768,124
JD.COM INC CL A	164,000		4,626,613
JGC HOLDINGS CORP	13,800		176,443
JOHN WOOD GROUP PLC	1,418,656		2,317,936
JULIUS BAER GRUPPE AG	47,433		2,762,928
JUMBO SA	37,200		636,335
K+S AG	4,080		80,252
KAMIGUMI CO LTD	44,300		906,996
KAO CORP	67,800		2,714,790
KBC GROUPE SA	6,018		387,033

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
KDDI CORP	147,300		4,469,282
KENEDIX OFFICE INVESTMENT CORP	100		243,828
KESKO OYJ SER B	17,583		388,104
KIA CORP	48,600		2,288,930
KIMBERLY-CLARK DE MEXICO CL A	2,669,900		4,531,013
KINGFISHER PLC	2,509,349		7,162,513
KINNEVIK AB	5,112		70,153
KNORR-BREMSE AG	2,890		157,897
KOBE STEEL LTD ORD	53,900		263,668
KOMATSU LTD	336,800		7,380,652
KONINKLIJKE AHOLD DELHAIZE NV	152,449		4,379,994
KONINKLIJKE PHILIPS NV	282,310		4,231,991
KOREA INVESTMENT HLDGS CO LTD	97,428		4,124,321
KPN (KON) NV	483,159		1,355,362
KYOCERA CORP	123,000		6,140,628
LA FRANCAISE DES JEUX SAEM	4,065		163,525
LARGAN PRECISION CO LTD	35,000		2,323,387
LAWSON INC	37,600		1,441,085
LEGAL & GENERAL GROUP PLC ORD	244,184		736,540
LG ELECTRONICS INC	35,100		2,411,375
LG UPLUS CORP	263,945		2,316,420
LINDE PLC	7,444		2,428,084
LLOYDS BANKING GROUP PLC	16,922,542		9,290,208
LOBLAW COS LTD DTC ELIGIBLE	5,900		521,675
LOOMIS AB	52,600		1,441,669
LUNDBERGFOERETAGEN AB B SHRS	1,610		68,520
LUNDIN MINING CORP	404,000		2,479,498
LXI REIT PLC	57,700		78,546
M&G PLC	85,447		194,051
MAGELLAN FINANCIAL GROUP LTD WT 04/16/27	1,182		181
MAGNA INTL INC	83,945		4,715,664
MANULIFE FINANCIAL CORP	29,282		522,275
MARUBENI CORP	333,900		3,854,454
MAZDA MOTOR CORP	195,500		1,497,085
MEDIA TEK INC	191,000		3,884,514
MEDIOBANCA SPA	18,185		174,884
MERCEDES-BENZ GROUP AG	10,990		643,454
METHANEX CORP	64,000		2,422,925
MICHELIN CL B (REG)	338,271		9,409,225
MINERAL RESOURCES LTD	2,600		136,660
MITSUBISHI CORP	82,700		2,698,904
MITSUBISHI ELECTRIC CORP ORD	627,800		6,283,262
MITSUBISHI ESTATE CO LTD	20,200		263,351
MITSUBISHI HC CAPITAL INC	23,700		117,200
MITSUBISHI HEAVY INDS LTD	25,500		937,207
MITSUBISHI UFJ FINL GRP INC	155,400		1,052,656

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
MITSUI & CO LTD	56,100		1,726,276
MITSUI MATSUSHIMA CO HOLDINGS LTD	42,000		952,713
MIZRAHI TEFAHOT BANK LTD	4,616		149,573
MIZUHO FINANCIAL GROUP INC	49,320		697,485
MONDI PLC	130,045		2,215,986
MONEX GROUP INC	28,400		90,238
MORINAGA MILK IND CO LTD	30,400		1,157,025
MS&AD INSURANCE GRP HLDGS INC	108,600		3,495,325
MUNICH REINSURANCE (REG)	10,630		3,459,181
NATIONAL AUSTRALIA BANK LTD	8,692		177,894
NATIONAL BANK OF CANADA DTC ELIGIBLE	5,504		370,849
NATWEST GROUP PLC	1,553,255		4,979,946
NEWCREST MINING LTD	43,949		617,604
NEXT PLC	38,400		2,695,359
NEXTEER AUTOMOTIVE GROUP LTD	5,163,000		3,380,065
NIPPON EXPRESS HOLDINGS CO LTD	10,400		517,068
NIPPON GAS	9,900		157,054
NIPPON TELEGRAPH & TELEPHONE	252,900		7,249,389
NISSHIN SEIFUN GROUP INC	14,600		183,891
NISSIN FOOD HOLDINGS CO LTD	1,500		119,095
NN GROUP NV	55,151		2,252,829
NOKIA OYJ	1,431,438		6,630,188
NOMAD FOODS LTD	78,000		1,344,720
NOMURA HOLDINGS INC	84,100		313,100
NORDEA BANK ABP	370,043		3,960,421
NOVARTIS AG (REG)	156,772		14,172,467
NOVO-NORDISK AS CL B	8,956		1,209,295
OCI NV	3,843		137,481
OIL REFINERIES LTD	189,708		66,436
OMV AG (AUSH100)	44,756		2,304,426
ONEX CORP SUB-VTG	982		47,352
ONO PHARMACEUTICAL CO LTD	41,000		963,144
OPEN TEXT CORPORATION	107,800		3,194,192
ORIX CORP	27,800		448,753
ORIX JREIT INC REIT	346		491,687
OSAKA TITANIUM TECHNOLO CO LTD	3,200		96,152
OVERSEA-CHINESE BKG CORP LTD	96,599		878,435
PANDORA A/S	9,060		636,579
PEGATRON CORP	1,282,000		2,649,019
PERSEUS MINING LTD	56,200		81,123
PICC PROPERTY & CASUALTY CO H	3,870,000		3,673,933
PING AN INSURANCE CO LTD H	426,500		2,822,224
PLUS500 LTD	31,744		692,319
POPULAR INC	41,100		2,725,752
POSCO HOLDINGS INC	14,476		3,178,961
POSTE ITALIANE SPA	38,198		373,153

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
POWER CORP OF CANADA SUB VTG	10,806		254,188
PROXIMUS	8,600		226,300
PRUDENTIAL PLC	51,748		705,372
PRYSMIAN SPA	15,915		429,082
PTT EXPLORATION & PROD (FOR)	1,311,600		6,703,754
PUBLICIS GROUPE SA	107,336		6,827,229
QANTAS AIRWAYS LTD	60,600		247,970
QBE INSURANCE GROUP LTD	315,047		2,880,732
RANDSTAD NV	119,467		7,284,241
RECKITT BENCKISER GROUP PLC	36,588		2,545,170
REPSOL SA	96,500		1,533,982
RESONA HOLDINGS INC	884,200		4,872,397
RESORTTRUST INC	14,200		350,811
REXEL SA	424,371		8,376,701
RIO TINTO PLC	39,430		2,763,843
RITCHIE BROS AUCTIONEERS	10,200		589,866
ROCHE HOLDINGS AG (GENUSSCHEINE)	20,971		6,588,521
ROUND ONE CORP	236,700		865,712
ROYAL BANK OF CANADA	17,506		1,645,874
RUBIS & CIE SA	39,974		1,052,638
SAFESTORE HOLDINGS PLC	8,170		93,339
SAINSBURY (J) PLC	1,909,516		5,025,625
SAMSUNG ELECTRONICS CO LTD	103,265		4,535,444
SANKYO CO LTD GUNMA (6417)	2,400		98,385
SANOFI	181,286		17,434,135
SBI HOLDINGS INC	8,800		168,772
SECOM CO LTD	59,100		3,396,764
SEGRO PLC	125,268		1,156,417
SEKISUI CHEMICAL CO LTD	33,900		476,573
SEVEN & I HOLDINGS CO LTD	1,900		82,093
SHANDONG WEIGAO GP MED H	3,430,400		5,634,234
SHELL PLC	637,181		18,005,084
SHIN NIPPON BIOMEDICAL LAB LTD	25,900		446,007
SHINHAN FINANCIAL GROUP CO LTD	251,358		7,027,112
SHIONOGI & CO LTD	6,700		336,225
SHIZUOKA FINANCIAL GROUP	15,600		125,404
SIEMENS AG (REGD)	18,247		2,532,193
SINGAPORE TELECOM LTD (SING)	3,769,800		7,233,378
SINO BIOPHARMACEUTICAL LTD	7,013,000		4,106,030
SK HYNIX INC	121,435		7,233,469
SKANDINAVISKA ENSKI BK SER A	35,887		412,526
SKF AB SER B	150,600		2,296,918
SMURFIT KAPPA GROUP PLC	70,466		2,606,872
SNAM SPA	1,624,615		7,872,766
SOCIETE GENERALE SA CL A	127,354		3,200,937
SOMPO HOLDINGS INC	25,000		1,116,276

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
SONY GROUP CORP	151,000		11,545,908
SOUTH32	100,901		356,223
SPAREBANK 1 SR BK CAP CERTS	170,888		2,105,400
SPAREBANKEN VEST AS	79,385		748,732
SSE PLC	358,317		7,416,167
ST GOBAIN CIE DE	120,275		6,012,820
STANDARD CHARTERED PLC	506,352		3,810,048
SUBARU CORP	302,500		4,673,261
SUMITOMO MITSUI FINL GROUP INC	50,900		2,053,996
SUMITOMO MITSUI TR HLDGS INC	10,500		367,068
SUN LIFE FINANCIAL INC	48,271		2,240,644
SUNCORP GROUP LTD	71,397		585,272
SVENSKA HANDELSBANKEN SER A	143,978		1,450,149
SWEDBANK AB A	105,548		1,793,381
SWEDISH ORPHAN BIOVITRUM AB	7,592		156,935
SWIRE PACIFIC LTD CL A	203,500		1,791,114
SWISS LIFE HLDGS AG (NEW)	516		266,078
SWISS RE LTD	5,589		522,724
SYDBANK AS	21,710		914,428
T&D HOLDINGS INC	86,600		1,255,053
TAG IMMOBILIEN AG	15,358		99,380
TAIWAN SEMICONDUCTOR MFG CO LTD	197,000		2,875,094
TAKEDA PHARMACEUTICAL CO LTD	532,900		16,388,869
TAYLOR WIMPEY PLC	1,692,313		2,079,680
TCS GROUP HOLDING PLC GDR	42,529		53,355
TECHNIPFMC PLC	118,965		1,259,666
TEEKAY TANKERS LTD CL A	30,965		1,052,624
TELIA CO AB	1,761,493		4,500,439
TELSTRA GROUP LTD	399,600		1,085,550
TESCO PLC	4,038,474		11,089,890
TGS ASA	37,990		511,869
THAI BEVERAGE PUBLIC CO LTD	7,011,700		3,585,945
TIM SA	1,029,800		2,418,584
TINGYI (CAYMAN ISL) HLDG CORP	2,066,000		3,647,385
TISCO FINANCIAL GROUP PCL(FOR)	267,900		769,972
TOKIO MARINE HOLDINGS INC	322,700		6,952,410
TOKYO GAS CO LTD	20,700		407,722
TOKYO STEEL MFG CO LTD	97,100		884,140
TOPCON CORPORATION	40,900		477,125
TORAY INDUSTRIES INC	409,100		2,296,122
TOREX GOLD RESOURCES INC	25,400		291,706
TOROMONT INDUSTRIES LTD	1,100		79,380
TORONTO-DOMINION BANK	63,594		4,117,641
TOTALENERGIES SE	13,010		816,792
TOYO SUISAN KAISHA LTD	40,000		1,554,404
TOYOTA INDUSTRIES CORP	105,500		5,820,024

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2022

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost *	Current Value
TOYOTA TSUSHO CORP	11,400		424,329
TRAVIS PERKINS PLC	374,785		4,029,839
TRIP.COM GROUP LTD ADR	100,630		3,461,672
UBS GROUP AG	423,701		7,883,822
ULTRAPAR PARTICIPACOES SA	1,017,100		2,429,212
UNIBAIL-RODAMCO-WESTFIELD (STAPLED)	5,480		285,267
UNICREDIT SPA	113,184		1,608,006
UNIPOL GRUPPO SPA	313,353		1,528,884
UNITED INTERNET AG (REG)	20,127		406,984
UNITED LAB INT HLDGS	492,000		308,861
UNITED OVERSEAS BANK (LOC)	574,754		13,173,770
VALEO SA	8,870		77,584
VINCI SA	24,817		2,478,282
VODACOM GROUP (PTY) LTD	362,661		2,618,907
VODAFONE GROUP PLC	881,551		897,789
VOLKSWAG PFD PERP	42,765		5,329,451
VOLVO AB SER B	52,060		940,336
VOPAK (KON) NV	25,098		899,111
WEICHAI POWER CO LTD H	4,454,000		5,980,170
WELCIA HOLDINGS CO LTD	14,400		337,397
WENDEL	754		70,381
WESTON GEORGE LTD	9,000		1,116,625
WESTPAC BANKING CORP	69,613		1,106,697
WH GROUP LTD	9,413,287		5,475,190
WPP PLC NEW (UK)	794,699		7,880,083
YARA INTERNATIONAL ASA	88,183		3,875,919
YOKOGAWA ELECTRIC	10,200		163,601
ZURICH INSURANCE GROUP AG	4,378		2,094,186
Common Collective Trusts
SSBK GOVT STIF FUND	63,844,083		63,844,083

International Value Account Total			1,114,601,403

Total Investments			39,323,107,029

Participant Loans** Interest 3.25%-9.00%, maturing through October 2046			219,986,462

Total			$39,543,093,491

*	Information not presented because investments are participant directed

**	Party-in-interest

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

Employer ID No: 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2022

Participant Contributions Transferred Late to Plan	Total That Constitute Non-exempt Prohibited Transactions			Total Fully Corrected VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 209,867	$ 36,284*	$ 173,583**	$ 0	$ 0

*	Represents delinquent participant contributions and loan repayments of $36,284 from 2022 pay periods. The Plan Sponsor remitted lost earnings and corrected the contributions outside VFCP in 2023.

**	Represents delinquent participant contributions of $173,583 from 2022 pay periods.